NO ACT

PE
4-26-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



June 6, 2011

Mary L. Garceau
Vice President, General Counsel and Secretary
Bob Evans Farms, Inc.
3776 South High Street
Columbus, OH 43207-4000

Re: Bob Evans Farms, Inc.
Incoming letter dated April 26, 2011

Dear Ms. Garceau:

This is in response to your letters dated April 26, 2011, May 16, 2011, and May 19, 2011 concerning the shareholder proposal submitted to Bob Evans Farms by The Humane Society of the United States. We also have received letters from the proponent dated May 12, 2011 and May 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford Lewis

*** FISMA & OMB Memorandum M-07-16 ***

June 6, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bob Evans Farms, Inc.
Incoming letter dated April 26, 2011

The proposal encourages the board to phase-in the use of cage-free eggs for Bob Evans restaurants, so that they represent at least five percent of the company's total egg usage.

We are unable to concur in your view that Bob Evans Farms may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Bob Evans Farms may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bob Evans Farms may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal relates to operations that account for less than 5% of net earnings and gross sales for the most recent fiscal year of Bob Evans Farms. Accordingly, we do not believe that Bob Evans Farms may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Bob Evans Farms may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of the humane treatment of animals and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Bob Evans Farms may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bob Evans Farms may exclude the proposal under rule 14a-8(i)(10). Based on the information that you have presented, it appears that Bob Evans Farms' practices and policies do not compare favorably with the guidelines of the proposal and that Bob Evans Farms has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Bob Evans Farms may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Bob Evans
FARMS®
3776 South High Street
Columbus, Ohio 43207-4000

Via E-Mail: shareholderproposals@sec.gov

May 19, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Bob Evans Farms, Inc.
Notice of Intention to Omit Stockholder Proposal Submitted by
The Humane Society of the United States

Ladies and Gentlemen:

Bob Evans Farms, Inc., a Delaware corporation (the "Company"), hereby replies to the response submitted by The Humane Society of the United States (the "Proponent") dated May 18, 2011 ("Response Letter") that we understand was submitted to the staff of the Division of Corporation Finance ("Staff"), U.S. Securities and Exchange Commission (the "Commission").

This reply incorporates the Company's no-action request dated April 26, 2011 and submitted to the Staff on such date, the Company's reply letter dated May 16, 2011 ("Reply Letter"), and supplements the materials contained therein. This reply has been emailed to the Commission at: shareholderproposals@sec.gov, in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2). In accordance with Rule 14a-8(j), a copy of this reply is being emailed on this date to the Proponent.

The Company would like to bring to the Staff's attention four items in Proponent's last Response Letter. The Company would also like to indicate to the Staff that it will not submit any further replies on this matter.

Proponent makes several statements in its Response Letter:

- The majority of Proponent's letter again seeks to argue its point of view on the state of the science, again providing the Staff with additional proof as to the complexity of the matter. While we do not agree with the statements made by Proponent about the 2011 study, as we stated in our Reply Letter: "The Company is not citing the new 2011 study as being conclusive, but rather to show the complex nature of the issue.

Our no-action letter stated, and as recognized by the Staff, complex issues relating to ordinary business matters are ones to be left to management to study and determine,[1]" and are of a nature that the Company's stockholders are not in a position to make an informed judgment. As should be the case in this matter, the Staff has allowed the exclusion of proposals related to a company's ordinary business operations even though the proponent felt there was some sort of unsatisfactory treatment of animals.[2]

- Proponent states: "... the Company argues . . . that it does not consider the issue of animal welfare in egg production to be a significant social issue. The Company's opinion on that matter is not relevant, . . ."

  This is an absolutely absurd and arrogant statement by Proponent. The opinions of this Company's Board, management and shareholders, all of whom make up this Company, are all extremely important. The facts are incontrovertible that (1) Proponent's issue has never received "For" votes exceeding six percent at any meeting of shareholders at a U.S. company; and (2) 16 of the Company's 25 largest shareholders holding over a majority of the Company's shares do not consider this a significant social policy issue based upon their votes on the same issue in 2010.[3]

- Based on the financial information provided by the Company, it is clear that the sale of eggs is not significantly related to the Company's business.[4] The Company has proven that eggs do not make up a significant amount of the business (gross sales or net profits) or even of the meals served at Bob Evans Restaurants, whether at breakfast, lunch, dinner, or take-out.

  Proponent now tries to refute this by citing the following quote from our annual report (the only place where the word "egg" is used in a total of 80 pages): "Breakfast entrees are served all day and feature traditional favorites such as sausage, bacon, eggs and hotcakes...".

---

[1] *Release No. 34-12999* (Nov. 22, 1976).

[2] The Staff concurred with Lowe's position that the proposals were excludable as being related to Lowe's ordinary business operations, despite the proponent's belief that glue traps are cruel to animals. *See Lowe's Companies, Inc.* (Mar. 18, 2010) and *Lowe's Companies, Inc.* (Feb. 1, 2008).

[3] Based on the voting at the McDonald's Corporation's 2010 annual meeting.

[4] Contrary to Proponent's statements on pages two and three of its Response Letter, there is no test or standard under Rule 14a-8(i)(5) that the product is "central."

The fact that we serve eggs, which we have never denied, has absolutely no relevance in Proponent's attempt to prove that eggs are significantly related to the Company's business.

- We find especially troubling Proponent's statement which comes across as a threat that: "As such, we respectfully urge the Staff to inform the Company that it will take enforcement action if the Company fails to include the Proponent's shareholder proposal in its 2011 proxy." While we will follow the Staff's decision in this matter, it is inappropriate for a party to request that the Staff take enforcement action rather than not concurring with the Company's position on why it may omit the proposal.

The Company appreciates the Staff's consideration of this no-action request, as well as the numerous responses and replies.

* * *

For the reasons stated in our original no-action letter, as well as the reasons stated in the reply letter and this letter, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(7), Rule 14a-8(i)(5), Rule 14a-8(i)(10) and Rule 14a-8(i)(3), or under any one of these Rules. If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please contact the undersigned at (614) 492-4935 or at mary_garceau@bobevans.com.

Very truly yours,
Bob Evans Farms, Inc.



Mary L. Garceau
Vice President, General Counsel and Secretary

cc: S. Lewis for The Humane Society of the United States



THE HUMANE SOCIETY
OF THE UNITED STATES

May 18, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Also via electronic mail at shareholderproposals@sec.gov

Re: Response to Bob Evans Farms' May 16, 2011 letter

Ladies and Gentlemen:

The Humane Society of the United States (the "Proponent") is writing to reply, briefly, to Bob Evans Farms' (the "Company" or "Bob Evans") letter to the Staff dated May 16, 2011, regarding the Company's attempt to exclude the Proponent's shareholder proposal from its 2011 proxy materials.

For the below reasons, we believe that each of the Company's supplemental arguments, as contained in its May 16 letter regarding the Proponent's shareholder proposal, are irrelevant, misleading and/or invalid.

First, on the *Salmonella* issue, the article cited by the Company is subject to significant doubt as to its relevance to real world conditions. As such, it is certainly not a basis for finding that the arguments in the proposal, supported by substantial evidence, are in any way misleading. This is not an appropriate area for intervention by the Staff, because it is an example of a factual dispute where there is substantial evidence supporting the point of view put forward by the Proponent. This remains the case after the Company's latest letter.

Second, it should be noted that the review cited by the Company in its May 16 letter is not yet published; it is not due to be published until July 2011, and therefore has not yet been indexed by the National Library of Medicine.

Third, the study the Company cites does not conclude what Bob Evans claims it concludes (that cage-free aviary and floor systems present a **greater** risk of bird-to-bird *Salmonella* transmission). What the review actually says (p. 5) is that "No statistically significant differences were detected for the transmission of *Salmonella* Enteritidis between hens housed in the different housing systems."[1] The review did find differences, but they were not statistically significant, meaning that the differences may have been due to random chance and cannot be taken as scientific evidence of greater risk.

---

[1] J. De Vylder, J. Dewulf, S. Van Hoorebeke, F. Pasmans, F. Haesdebrouck, R. Ducatelle and F. Van Immerseel. *Horizontal Transmission of Salmonella Enteritidis In Groups of Experimentally Infected Laying Hens Housed in Different Housing Systems.* 2011 *Poultry Science* 90 (2011). Available at: http://www.poultryscience.org/docs/doi_103382_ps_2010-00944.pdf.

More importantly, the study cited is based on an experimental set-up in a laboratory that does not appear applicable to real-world conditions. The battery cage arrangement in the experiment was 72 hens in a room with a high efficiency particulate air filtration system—a far cry from what occurs in commercial egg production, in which cage systems confine up to hundreds of thousands of birds at higher densities in one enclosed space, which produce more waste and potentially a greater volume of contaminated airborne fecal dust. Additionally, as outlined in the Proponent's May 12 letter, the cage equipment itself is then inherently more difficult to clean and disinfect between flocks. A greater propensity to attract rodents and flies due to hen movement restriction is another structural consequence that poses additional challenges to breaking the cycle of infection. These elements are all intrinsic to commercial cage egg production, yet they were factored out in the lab experiment cited by Bob Evans. When one compares cage to cage-free systems in actual commercial production, one finds (as every study published in the last five years that found a significant difference did find) more *Salmonella* risk in operations confining hens in cages.

The Company's claims that this single study that found a statistically insignificant higher rate of *Salmonella* among 60 cage-free chickens in a lab stands in opposition to studies involving tens of millions of hens in commercial production across dozens of countries that have concluded the opposite. This is an instance in which there is a battle of evidence on both sides of the argument. As such, the Company's arguments and studies it has put forth do not render the Proponent's evidence materially false and misleading as would lead to allowing exclusion of the proposal by the Staff under Rule 14a-8(i)(3). Where there is a difference of opinion, and evidence on both sides as in the present matter, the Staff does not take sides. As explained in the Staff Legal Bulletin 14B, September 15, 2004, the Staff will only allow exclusion if the company meets the criteria included there, relevant to the present claims that "the company demonstrates **objectively** that a factual statement is materially false or misleading." (emphasis added) The Company has clearly not met this standard.

Secondly, the Company argues both in its April 26 no action request and again in its May 16 letter, that it does not consider the issue of animal welfare in egg production to be a significant social issue. The Company's opinion on that matter is not relevant, and the precedents and evidence cited in our letter demonstrate that the welfare of egg-laying hens is indeed a matter of significant social policy.

Third, the Company argues that the financial thresholds for inclusion should be considered by the Staff to be unsatisfied since they have "only" been met by one hundredth of one percent. Strangely, it also points out that it "could easily have rounded the numbers [down]" when reporting them to the Staff (as if, perhaps, to imply that it ought to be given special consideration for having reported truthfully). The Company seems to be misreading Rule 14a-8(i)(5), under which the satisfaction of any one of the thresholds would suffice to make eggs a significant business matter for the Company. In this instance, it appears that at least three of the thresholds are met.

With regard to the last test of Rule 14a-8(i)(5) regarding whether the sale of eggs are "otherwise significantly related to the Company's business,", the Company again argues that eggs are not a central components of its business, arguing, in its May 16 letter, that statements made by its employees about the central nature of its breakfast program to its operations have little do to with eggs. The Company goes as far as to state that "For breakfast foods, we are primarily known for our sausage, bacon, pancakes, biscuits, sausage gravy and the like."

This contradicts other statements made by the Company, including statements made to shareholders. For example, in the Company's 2008[2], 2009[3] and 2010[4] annual reports, it states, "Breakfast entrees are served

[2] Bob Evans Farms. *2008 Annual Report*. Released 2009. Web.
http://www.investquest.com/iq/b/bobe/fin/annual/2008AnnualReport.pdf

all day and feature **traditional favorites** such as sausage, bacon, **eggs** and hotcakes..." [Emphasis added] Clearly, both breakfast, *and eggs specifically*, are central to the Company's business.

The evidence on each of these points is clear, as laid out in the Proponent's May 12 response to the Company's no action request, and as supplemented in this letter. The proposal contains only well-evidenced food safety concerns and is not objectively misleading, indisputably addresses a significant social policy issue, meets the relevance threshold required by the SEC and pertains to an issue with which there is a strong nexus to the Company's business. As such, we respectfully urge the Staff to inform the Company that it will take enforcement action if the Company fails to include the Proponent's shareholder proposal in its 2011 proxy.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Leana Stormont
Attorney

---

[3] Bob Evans Farms. *2009 Annual Report*. Released 2010. Web. http://www.investquest.com/iq/b/bobe/fin/annual/ar2009.pdf
[4] Bob Evans Farms. *2010 Annual Report*. Released 2011. Web. http://www.investquest.com/iq/b/bobe/fin/annual/ar2010.pdf

Bob Evans
FARMS®
3776 South High Street
Columbus, Ohio 43207-4000

Via E-Mail: shareholderproposals@sec.gov

May 16, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Bob Evans Farms, Inc.
Notice of Intention to Omit Stockholder Proposal Submitted by
The Humane Society of the United States

Ladies and Gentlemen:

Bob Evans Farms, Inc., a Delaware corporation (the "Company"), hereby replies to the response submitted by The Humane Society of the United States (the "Proponent") dated May 13, 2011 ("Response Letter") that we understand was submitted to the staff of the Division of Corporation Finance ("Staff"), U.S. Securities and Exchange Commission (the "Commission").

This reply incorporates the Company's no-action request dated April 26, 2011 and submitted to the Staff on such date, and supplements the materials contained therein. This reply has been emailed to the Commission at: shareholderproposals@sec.gov, in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2). In accordance with Rule 14a-8(j), a copy of this reply is being emailed on this date to the Proponent.

The Company would like to bring to the Staff's attention certain items raised by the Proponent in its Response Letter.

Proponent's response is 16 pages, nine of which are dedicated to citing scientific studies. Clearly the subject matter of the Proposal is extremely complex, subject to multiple interpretations and of a nature that the Company's stockholders are not in a position to make an informed judgment. Even after citing may studies, Proponent failed to cite the Staff to a recent study published in 2011.[1] It is important to note that this study was conducted by scientists that Proponent cited in its Response Letter.

---

[1] J. De Vylder, J. Dewulf, S. Van Hoorebeke, F. Pasmans, F. Haesdebrouck, R. Ducatelle and F. Van Immerseel, *Horizontal Transmission of Salmonella Enteritidis In Groups of Experimentally Infected Laying Hens Housed in*

The Company cited in its no-action letter several 2010 studies that indicated that the older studies' cited by Proponent were inconclusive or had used flawed methodologies. The Proponent did not address the new 2011 study, which found that **aviary and floor systems (i.e., cage-free systems) present a greater risk of bird-to-bird transmission of Salmonella than conventional and colony-type/enriched cages systems**.[2] Moreover, a large portion of the eggs sold at Bob Evans Restaurants are pasteurized liquid eggs, which largely negates the risk of Salmonella.

The Company is not citing the new 2011 study as being conclusive, but rather to show the complex nature of the issue. As stated in our no-action letter, and as recognized by the Staff, complex issues relating to ordinary business matters are ones to be left to management to study and determine.[3]

The Company does not believe this issue continues to be a significant social policy issue, and it is certainly not significant to the Company's business or shareholders. It is difficult to argue that U.S. shareholders consider this issue to be a significant policy issue given how they have voted on it at various companies. The issue has never received "For" votes exceeding six percent.[4] Proponent fails to address this fact in its Response. The Proponent also fails to address the fact that 16 of the Company's 25 largest shareholders also do not consider this a significant social policy issue based upon their votes on the same issue in 2010.[5] These two facts are compelling evidence that this issue is no longer considered a significant social policy issue by shareholders who are presented with the issue, including the Company's own shareholders.

The Proponent cited the Company's joining the Coalition for Sustainable Egg Supply as "evidence" that the Company believes this is a significant social policy issue. The Coalition for Sustainable Egg Supply is a group of companies that was formed to share the cost of conducting studies necessary to understand the impact of different housing systems on various constituencies. This determination evidences the complexity of the issue at hand and the Company's commitment

---

Different Housing Systems, 2011 Poultry Science 90 (2011). *Available at*: http://www.poultryscience.org/docs/doi_10-3382_ps_2010-00944.pdf.

[2] *Available* at: http://www.worldpoultry.net/news/study-salmonella-concerns-in-alternative-housing-systems-for-laying-hens-8815.html

[3] *Release No. 34-12999* (Nov. 22, 1976). Proponent also fails to address other matters related to this issue, such as the fact that 95% of the eggs produced in the U.S. are currently produced using the conventional system. Also that there is a shortage of eggs available from cage-free producers resulting in cage-free eggs having a cost about double of eggs produced under the conventional system.

[4] This percentage is for the votes cast at the meeting. It would be significantly less than six percent if the vote was counted as a percentage of a company's outstanding shares.

[5] Based on the voting at the McDonald's Corporation's 2010 annual meeting.

to make an informed decision based upon scientific evidence, something the Company's shareholders are not in a position to do.[6]

The Proponent's main reason for submitting the proposal deals with what it believes are unsatisfactory conditions for the hens laying eggs. As we stated in our no-action letter, the Staff has allowed the exclusion of proposals related to a company's ordinary business operations even though the proponent felt there was some sort of unsatisfactory treatment of animals.[7]

Additionally, the Proposal can be excluded under Rule 14a-8(i)(5). Rule 14a-8(i)(5) has four requirements (not three as cited by Proponent).

> "The proposal relates to [1] operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, **and** [2]for less than 5% of its net earnings **and** [3] gross sales for its most recent fiscal year, **and** [4] is not otherwise significantly related to the company's business." (*Emphasis added.*)

As stated in our no-action letter all four requirements have been met which means the Proposal can be excluded. The first requirement is met by a substantial margin since the sale of eggs by Bob Evans restaurants account **for only .01%** of the Company's total assets. The second and third test are also met since they are not significantly different than 5% (given they are each off by only **one hundredth of a percent at 5.01%)**. The Company could easily have rounded the numbers to 5%, but wanted to provide the best information it had available. The fourth test is also met since the sale of eggs is not significantly related to the Company's business: Taking all of the requirements of the Rule into consideration, as well as its underlying purpose, the Company believes it has met the requirements of Rule 14a-8(i)(5).

We appreciate the Proponent's quoting several comments made by our employees during "national breakfast week." The fact one of our employees stated that we are known for our "outstanding breakfasts" however, does not supports Proponent's position that eggs are significantly related to the Company's entire business. Proponent confuses the word "breakfast" with the word "egg." The article with the quote cited by Proponent actually states that our roots are in breakfast sausage.[8] For breakfast foods, we are primarily known for our sausage, bacon, pancakes, biscuits, sausage gravy, and the like, all of which make up a significant part of our business. Eggs do not make up a significant amount of the business (gross sales or net profits) or even of meals served at Bob Evans Restaurants, whether at breakfast, lunch, dinner, or take-out.

---

[6] *Release No. 34-12999* (Nov. 22, 1976).

[7] The Staff concurred with Lowe's position that the proposals were excludable as being related to Lowe's ordinary business operations, despite the proponent's belief that glue traps are cruel to animals. *See Lowe's Companies, Inc.* (Mar. 18, 2010) and *Lowe's Companies, Inc.* (Feb. 1, 2008).

[8] *Available at*: http://seekingalpha.com/news-article/511656-celebrate-national-hot-breakfast-month-at-bob-evans.

Proponent also states that 38% of the food items sold at Bob Evan's Restaurants contain "eggs" of some type based on Proponent's review of the allergen information on our website. Proponent's use of this information in this context is misleading. The mere fact that a product may contain eggs means it may only contain a trace level and does not mean the product has a significant amount of eggs in it. Further, many of the items listed are served only during some seasons. Additionally, the fact that a percentage of Bob Evans Restaurant menu items contain some amount of egg does not mean that sales of these items account for a significant portion of gross sales or net profits. As such, Proponent's statement that eggs "are a key component to the Company's breakfast menu, which is a core asset of the business," has absolutely no basis in fact.

* * *

For the reasons stated in our original no-action letter, as well as the reasons stated in this reply letter, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(7), Rule 14a-8(i)(5), Rule 14a-8(i)(10) and Rule 14a-8(i)(3), or under any one of these Rules. If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please contact the undersigned at (614) 492-4935 or at mary_garceau@bobevans.com.

Very truly yours,
Bob Evans Farms, Inc.



Mary L. Garceau
Vice President, General Counsel and Secretary

cc: S. Lewis for The Humane Society of the United States



THE HUMANE SOCIETY
OF THE UNITED STATES

May 12, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Also via electronic mail at shareholderproposals@sec.gov

Re: Response to Bob Evans Farms' April 26, 2011, "No Action" request

Ladies and Gentlemen:

The Humane Society of the United States (the "Proponent") is the beneficial owner of common stock of Bob Evans Farms (the "Company" or "Bob Evans") and has submitted a shareholder proposal (the "Proposal") to the Company seeking a shareholder advisory vote to encourage Bob Evans to phase a percentage of cage-free eggs into its restaurant operations. We are responding to the no action request dated April 26, 2011 sent to the Securities and Exchange Commission by the Company.

The Company contends that the Proposal may be excluded from its 2011 proxy statement by virtue of Rules 14a-8(i)(7) (ordinary business), 14a-8(i)(5) (pertains to less than 5% of the Company's business), 14a-8(i)(10) (substantially implemented) and 14a-8(i)(3) (materially false and misleading).

We have reviewed the letter sent by the Company seeking no action relief and conclude that none of the referenced rules apply to the present Proposal. Therefore, it would be inappropriate for the Staff to allow exclusion.

A copy of this letter is being emailed concurrently to Mary Garceau, Vice President, General Counsel and Secretary of Bob Evans Farms.

I. The Proposal is not excludable under Rule 14a-8(i)(7) because it applies to a significant social policy issue with a clear nexus to the company, and does not seek to micro-manage.

The Company proffers two arguments to support its view that the Proposal is excludable under Rule 14a-8(i)(7). The Company maintains: (1) the Proposal pertains to "ordinary business matters" and does not address not a significant social policy issue; and (2) the Proposal seeks to "micro-manage."

A. The Proposal relates to a significant social policy issue and therefore is not excludable as ordinary business.

In it's no action request, to make its argument that the Proposal is not subject to the "social policy" exemption, Bob Evans states the following:

> *The proponent characterizes the use of conventional cages for laying hens as "an important social issue." However, the type of housing system used for laying hens is not a policy issue of significance to the Company's business.*

The Company asserts the Proposal impermissibly relates to management's selection of food served in its restaurants, and its relations with food suppliers. However, even though addressing those issues might constitute ordinary business and be excludable in the absence of a significant social policy issue, the Commission and the courts have both agreed that matters of animal welfare are a significant social policy issue and are therefore not excludable as ordinary business matters. The Staff has addressed this issue in numerous prior rulings, including Staff decisions relating to shareholder proposals that encourage the use of cage-free eggs.

Of direct relevance to the present Proposal, and inconsistent with the Company's point of view, is the decision in *Denny's* (March 17, 2009) in which the Staff found that a proposal to request Denny's to commit to selling at least 10% cage-free eggs by volume was not excludable as an ordinary business matter. In that case, the company argued that as a restaurant, cage-free eggs should be subject to the ordinary business exclusion rule as an element of company supplies even though eggs and breakfast are a mainstay of Denny's business as a restaurant. The Staff disagreed and found the proposal was not excludable as an ordinary business matter. The Staff's decision appeared to turn on the fact that eggs are a principal ingredient of products produced and sold by Denny's. So too here. The present case raises precisely the same scenario and therefore should be subject to the same ruling, that is, the Proposal is not excludable as an ordinary business matter.

In *Wendy's International Inc.* (Feb. 19, 2008) ("*Wendy's*), People for the Ethical Treatment of Animals ("PETA") submitted a proposal to the fast food restaurant chain Wendy's requesting that the board issue a report on the economic feasibility of committing to purchase a percentage of its eggs from cage-free hens. One of the arguments Wendy's advanced in its no action letter was that the proposal would involve choices regarding suppliers. Wendy's also asserted that the resolution inappropriately attempted to determine the selection of particular products: "[T]he Proponent is requesting a report regarding the purchasing of menu products sold by Wendy's, which falls squarely within the fundamental day-to-day operations of the management of Wendy's." The Staff denied Wendy's request for no action relief.

In this case, the Company asserts the resolution impermissibly relates to its selection of food suppliers, since the Company does not produce eggs. However, the same was true in *Denny's* and *Wendy's*. Further, the instant case is virtually on all fours with the Staff's decision in *Chipolte Mexican Grill, Inc.* (Feb. 20, 2008). Here, as in *Chipolte*, shareholders "encourage[d] the board to give purchasing preference" to suppliers that use or adopt more humane slaughter practices. The Staff declined Chipolte's request saying it was "unable to concur in your [Chipolte's] view that Chipolte may exclude the proposal under rule 14a-8(i)(7)."

In addition, see the numerous prior decisions supporting the notion that a proposal focused on animal welfare was a reason to permit it to appear on the proxy, even though it might have related to some aspects of ordinary business. *See for example, Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l, Inc.* (Feb. 8, 2005) (involving food safety and inhumane slaughter of animals purchased by fast food chains); *Hormel Foods Corp.* (Nov. 10, 2005) (proposal to establish committee to investigate effect of "factory farming" on animals whose meat is used in Company products, and make recommendations concerning how the Company can encourage the development of more humane farming techniques); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing). Also consider *Bristol-Myers Squibb Company* (March 7, 1991) in which a shareholder was allowed to recommend "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated, "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." See also, *PepsiCo., Inc.* (March 9, 1990) ("factory farming"); *Proctor & Gamble Co.* (July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

The Company cites examples of resolutions excluded as ordinary business matters where the purchase of particular products was being prescribed, but where the Staff did not find a significant social policy issue to be present as necessary to override exclusion on ordinary business. For instance, *McDonald's Corporation* (March 9, 1990), *Walt Disney Productions* (November 19, 1984), and *Dean Foods Company* (March 9, 2007).

In addition, the Company, contradicts itself in its own letter by demonstrating that it does indeed view animal welfare—and the method by which egg laying hens are housed, specifically—as a significant policy matter that the company is addressing through policy channels. For instance, the Company notes:

> *[I]n January 2010, the Company joined the Coalition of Sustainable Egg Supply, a commercial-scale study of housing alternatives for egg-laying hens in the U.S., including cage-free housing. The study will examine the impact of different laying hen housing environments on animal health and well-being, safe and affordable food, the environment, and worker welfare. When completed, the study will assist the Company in making more informed decisions on sustainable egg purchases.*

As discussed further below, breakfast is a mainstay of the Company's business and as such, animal welfare issues related to caging of egg-laying hens is an issue with a nexus to the Company's business.

In its argument, the Company cites outdated cases on the use of antibiotics in meat supplies. *Seaboard Corp.* (March 3, 2003) and *Hormel Foods Corp.* (November 19, 2002). Interestingly, the more recent case of *Tyson Foods* (reconsideration granted (December 15, 2009) involved a Staff determination that the use of antibiotics in raising food animals had in fact become, in more recent years, ripened as a significant social policy issue.

Similarly, the issue of cage-free eggs has ripened as such a social policy issue in recent years as demonstrated by the above Staff decisions. (The Company has even attempted to link this proposal, which is not a risk evaluation proposal in any sense, to prior Staff decisions on risk evaluation. The Company's letter does so, apparently oblivious to the fact that Staff Legal Bulletin 14E has overridden the prior SEC policy of excluding proposals based on risk evaluation, Especially where, as the present proposal, a significant social policy issue is involved.)

Myriad examples of publicity and commentary exist to demonstrate that farm animal welfare, including the cage confinement of hens, is a significant social policy issue. For example:

- According to a 2007 poll by **food industry consulting firm Technomic**, "[A]nimal welfare was the third most important social issue for diners. A majority of those diners also said they'd frequent socially responsible restaurants more often."[1]

- **Citigroup** wrote in a 2008 "Restaurant Industry Initiation" report that, "There are also a number of potential headline risks that could tarnish the image of restaurant companies, including concerns over animal cruelty..."[2]

- An **American Farm Bureau**-funded study found that 95% of Americans believe that farm animals ought to be treated well.[3]

- **The Dalai Lama** stated, "Turning ... animals into egg-producing machines with no consideration for their welfare whatsoever is a degradation of our own humanity. Switching to cage-free eggs would reduce the suffering of these animals."[4]

- **His Holiness Pope Benedixt XVI** stated, "Certainly, a sort of industrial use of creatures, so that ... hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."[5]

- **Oprah Winfrey** dedicated an entire episode of her television program to the extreme confinement of farm animals and stated, "I learned a lot about how animals are treated and mistreated before they get to our tables. It is appalling and beneath our humanity. ... We've neglected basic human decency on such a large scale, and it really does bleed over into every other aspect of life."[6]

- In 2010, ***TIME*** **magazine** wrote, "Factory [farmed] hens are confined in what are known as battery cages, which leave them crowded and all but immobilized, reduced to little more than egg laying machines.... [and compared to cage-free hens...] There's no question what kind of life the birds prefer."[7]

- A 2010 ***New York Times*** editorial stated, "There is no justification, economic or otherwise, for the abusive practice of confining animals in spaces barely larger than the volume of their bodies. Animals with more space are healthier, and they are no less productive. Industrial confinement is cruel and senseless and will turn out to be, we hope, a relatively short-lived anomaly in modern farming."[8]

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[1] Luna, Nancy. 2007. Restaurants Adopt Humanity, *Orange County Register*. 11 May. www.ocregister.com/ocregister/money/article_1690888.php. Accessed 27 April 2011.
[2] Citigroup Global Markets. 2008. Industry Focus: Restaurants. 5 December: 28.
[3] Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.
[4] The Dalai Lama. 2010. Written Appeal. 26 August. www.hsi.org/assets/images/special_projects/dalai_lama_letter_2010.jpg. Accessed 28 April 2011.
[5] Sewald, Peter. 2002. God and the World: A Conversion with Joseph Cardinal Ratzinger. Ignatius Press.
[6] Winfrey, Oprah. 2008. Conscious Eating: What I Learned on the 21-Day Cleanse. *O, The Oprah Magazine*. October. www.oprah.com/omagazine/What-I-Know-for-Sure-Oprahs-Vegan-Cleanse. Accessed 28 April 2011.
[7] Kluger, Jeffrey. 2010. Organic Eggs: More Expensive, but No Healthier. *Time*. 08 July. www.time.com/time/health/article/0,8599,2002334,00.html. Accessed 28 April 2011.
[8] Editorial Board. 2010. A Humane Egg. *New York Times*. 11 July. www.nytimes.com/2010/07/12/opinion/12mon4.html. Accessed 28 April 2011.

- A separate ***New York Times*** article stated, "Industrial farming is increasingly on American's minds. In the last decade, the best-selling book 'Fast Food Nation,' by Eric Schlosser, was followed by 'The Omnivore's Dilemma,' by Michael Pollan. These books tap into animal-welfare concerns as well as the increasing preoccupation with where our milk, beef and eggs come from. Are they organic? Hormone-free? Locally grown? Humanely treated? Cage-free?"[9]

- A ***Los Angeles Times*** article stated, "As the concept of treating farm animals humanely has become more accepted by the public, there has been an increase in demand for eggs from cage-free hens."[10]

- In making his predictions for 2011, **food industry trends analyst Phil Lempert**, "The Supermarket Guru," wrote, "Move over local. Move over organic. Humane is stepping in."[11]

- **Burger King, Denny's, Carl's Jr., Hardee's, Quiznos, Whataburger, Sonic Drive-In, Golden Corral, Cracker Barrel, Einstein Bros. Bagels, Red Robin, Subway** and **Ruby Tuesday** are just some of the restaurant companies that have begun phasing in cage-free eggs.

- The world's largest food-service provider, **Compass Group**, is phasing out cage shell eggs for all its 8,000 U.S. accounts.

- Food industry giant **Unilever**—producer of Hellmann's mayonnaise, Ben & Jerry's Ice Cream and other popular brands—has an entire web page devoted to the issue of egg-laying hen welfare. It states, "We believe good animal welfare practices should address issues such as housing, hygiene, feeding and feed, health management and the management of antibiotics, water supply, mutilations, transport, slaughtering practices and traceability. Cage-free eggs are produced by hens which have not been confined in battery cages. This allows laying hens more space to engage in normal behaviours, and creates better animal welfare outcomes. So we are committed to ensuring that all the eggs we use in our products are produced by cage-free hens, building on the commitments already made by major brands like Ben & Jerry's Ice Cream and Hellmann's."[12]

- Snack food maker **Sara Lee** has stated, "Sara Lee believes that part of being a good corporate citizen means helping to improve conditions for farm animals. Transitioning to cage-free eggs underscores the value we place on our supply chain partners to deliver high-quality, more ethically-produced ingredients."[13]

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[9] Jones, Maggie. 2008. The Barnyard Strategist. *New York Times*, 26 Oct. http://www.nytimes.com/2008/10/26/magazine/26animal-t.html?pagewanted=all. Accessed 28 April 2011.
[10] Hall, Carla and Jerry Hirsch. 2008. Prop. 2 Unlikely to Hike Egg Prices, *Los Angeles Times. 6 November.*
[11] Lempert, Phil. 2010. Consumers on lookout for 'humane' label. *Chicago Sun-Times.* 17 November. <www.suntimes.com/lifestyles/food/2898876,shopping-smart-lempert-humane-111710.article>. Accessed 28 April 2011.
[12] Unilever. 2010. "Eggs: Sourcing cage-free eggs." <www.sustainable-living.unilever.com/the-plan/sustainable-sourcing/cage-free-eggs/>. Accessed 28 April 2011.
[13] Harris, Jon. "For you." Message to Josh Balk. 25 May 2010. Email.

- **General Mills** stated, "We acknowledge the discussion currently taking place about egg production and the impact of production conditions on egg-laying hens... General Mills is buying one million cage-free eggs for our U.S. portfolio in fiscal 2012."[14]

- **Kraft Foods**—the nation's largest food producer—stated, "We recognize that animal welfare is an issue that resonates with customers, and we're taking this step to address their concerns [by starting to phase-in cage-free eggs]."[15]

- In a news release about its switch to cage-free eggs, fast food chain **Sonic** stated, "Preventing ... abuse is our corporate responsibility and quite simply, the right thing to do."[16]

- **Burger King** stated, "For almost a decade, we have used our purchasing power to encourage positive steps in ... the production of cage-free animal products."[17]

The cage confinement of laying hens is clearly a matter of significant policy concern to the Company. More importantly, the issue is of significant concern to the public, including consumers.

B. The Proposal does not attempt to micromanage the Company.

In its no action request, the Company also asserts micromanagement stating, "The Proposal...requests that Bob Evans begin to change the type of eggs served in Bob Evans restaurants[.]" As noted above, numerous challenges to cage-free egg resolutions that asserted ordinary business and micromanagement have been found by the Staff to be not excludable. The current resolution is no more directive or "micromanaging" than the prior Staff precedents cited above.

II. The Proposal is not excludable under Rule 14a-8(i)(5) because the sale of eggs accounts for more than 5% of Bob Evans' consolidated net income and revenues for Fiscal 2010, and because a clear nexus exists between the Proposal and Company's central business operations.

Inexplicably, the Company attempts to assert that the Proposal relates to a minor portion of the Company's business and yet includes information demonstrating that the use of eggs actually does meet the numerical thresholds of Rule 14a-8(i)(5). As the Company points out in its no action request, "Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net income for the most recent fiscal year; and (3) gross revenues for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business."

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[14] General Mills. 2011. "Sourcing." <www.generalmills.com/en/Responsibility/Sourcing.aspx>. Accessed 28 April 2011.

[15] 2010. "Kraft Foods Switches One Million Eggs to Cage-Free." 11 November. <www.humanesociety.org/news/press_releases/2010/11/kraft_111110.html>. Accessed 28 April 2011.

[16] Sonic. 2011. "Strictly Business." <www.sonicdrivein.com/business/giving/index.jsp>. Accessed 28 April 2011.

[17] Burger King. 2008. "Burger King System Achieves 2007 Animal Welfare Goals." <www.bk.com/en/us/company-info/press/press-release1109.html>. Accessed 28 April 2011.

In this instance, the Proposal is not excludable both because the numerical standards of the rule actually appear to be met by the company's own disclosures in its no action request, and further, the use of eggs is also "otherwise significantly related to the issuer's business."

A. The Company's letter implies that the numerical threshold is met.

According to the Company's own analysis (provided in its no action request), the sale of eggs accounted for more than 5% of both the Company's consolidated net income and consolidated revenues in Fiscal 2010. With regard to its income and revenues, the Company states the following in its no action request:

> *[T]he Company estimates that the sale of eggs at Bob Evans restaurants accounted for only 5.01% of its Fiscal 2010 consolidated net income of $70.3 million.*
>
> *The Company estimates that the sale of eggs at Bob Evans restaurants accounted for only 5.01% of its Fiscal 2010 consolidated revenues of $1.73 billion.*

With regard to the economic relevance of egg sales at Bob Evans, just based on the Company's own analysis, the Proposal clearly meets two of the SEC's three criteria for inclusion under Rule 14a-8(i)(5).

B. The use of eggs is also "otherwise significantly related to the issuer's business."

A clear nexus exists between the Company's business success and its usage of eggs, such that the use of eggs is indeed "otherwise significantly related to the issuer's business." The prominence of humane treatment of animals as a social issue was long ago found by the courts to be a significant enough reputational issue that even if the issue related to less than .05% of a company's business, it can be a significant enough reputational issue that the resolution should be allowed to appear on the proxy. *Lovenheim v. Iriquois Brands, Ltd.*, 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (proposal related to mistreatment of animals and procedure of force feeding geese was not excludable under Rule 14a-8(i)(5)).

In addition to eggs directly representing more than 5% of its net income and revenues, eggs are contained in a staggering 38% of every food item used or sold at Bob Evans' restaurants (143 out of 379).[18] And if you exclude products which cannot physically contain eggs—like plain sugar, flour and broccoli—that percentage becomes much higher.

Additionally, while the Company clearly seeks to downplay the importance of egg sales to its operations in its no action request, other statements made by Bob Evans clearly indicate that the category is central to its business. As Tom Marchese, vice president of marketing for Bob Evans has stated, "We've always been known for our outstanding breakfasts."[19] This notion that breakfast—a core component of which is, of course, eggs—is undeniably linked to the Company's public persona was reiterated by Bob Evans' executive development chef when he stated, "It's

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[18] Bob Evans. n.d. "Allergen Information." <www.bobevans.com/Allergen/Search/Default.aspx?term=&partial=False&category=&print=True>. Accessed 28 April 2011.

[19] 2011. "Celebrate National Hot Breakfast Month at Bob Evans." *Restaurant News*. <www.restaurantnews.com/celebrate-national-hot-breakfast-month-at-bob-evans/>. 1 Feb. Accessed 28 April 2011.

about more than just offering a delicious breakfast. It's about picking up where Bob Evans [the person] left off and continuing to offer delicious, farm-inspired products..."[20]

Additionally, as extensively noted above, Bob Evans has, by its own admission, gone to great lengths to study and evaluate the impacts of various housing systems on egg-laying hens. It stands to reason that a nexus must exist between a product and a company if that company forms a council to advise it on that product, joins a coalition (at a cost to the company) whose sole purpose is to study that product, and utilizes resources in other ways pertaining to that product.

In summation, eggs accounted for more than 5% of Bob Evans' consolidated income and revenues in Fiscal 2010, are present in 38% of every food item and ingredient used or sold by the Company, and are a key component to the Company's breakfast menu, which is a core asset to the business. For these reasons, we urge the Staff to avoid application of Rule 14a-8(i)(5).

III. The Proposal is not excludable under Rule 14a-8(i)(10) because it has not been substantially implemented.

In it's no action request, the Company states:

> *The Staff has consistently determined that a proposal has been "substantially implemented" when an issuer's particular policies, practices and procedures compare favorably with the guidelines in the proposal...This standard does not require that an issuer implement each and every aspect of a proposal.*

To "demonstrate" that it has implemented the Proposal, the Company cites its participation in The Coalition for Sustainable Egg Supply ("the Coalition"), which was formed to study the impacts of various hen housing systems.

While the Company's participation in the Coalition indicates that it is indeed interested in the issue of laying hen welfare, its participation in no way has resulted in the implementation of the Proposal. To wit, the Proposal seeks to determine the level of shareholder support for a phase-in of cage-free eggs into Bob Evans' supply chain, and simply joining a coalition that is researching the issue at hand does nothing to determine that level of support. The decision of the company to research this issue with others is a far cry from a decision of the company, or action by the company, to implement the request of the proposal which encouragement that the company use at least 5% cage-free eggs.

Moreover, the Company's opinion that it "does not require any additional 'encouragement' to consider this issue" (as argued in its no action request) is irrelevant to the question of whether the Proposal has been implemented. And the Company's view that it does not need shareholders' opinion on a matter of such significant social concern and of such core relevance to the Company's business flies in the face of the entire notion that publically-owned companies are owned by their stockholders.

The Proposal has clearly not been substantially implemented within the meaning of Rule 14a-8(i)(10).

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[20] 2011. "Celebrate National Hot Breakfast Month at Bob Evans." *Restaurant News*. <www.restaurantnews.com/celebrate-national-hot-breakfast-month-at-bob-evans/>. 1 Feb. Accessed 28 April 2011.

IV. The Proposal is not excludable under Rule 14a-8(i)(3) because it does not contain false or misleading information.

In its no action request, Bob Evans argues that the language pertaining to food safety vis-à-vis egg production contained in the Proposal is "materially false and misleading." The Company bases its argument on its assertion that there is no documented relationship between rates of *Salmonella* in egg production and the type of hen housing system used and that *Salmonella* rates in hen houses do not directly translate to consumers becoming infected with *Salmonella*. The Company's assertion that there is "no documented relationship" is baseless, since there is extensive literature supporting such a concern. As a factual issue of controversy, with substantial evidence supporting the proponent's position, there is sufficient basis for finding safety concerns stated by the Proponent to be justified, such that this is not the type of factual issue that the Staff would weigh in on under Rule 14a-8(i)(3). To the contrary, this is the type of genuine point of controversy where arguments on both sides of the issue are appropriate to appear on the proxy, provided that neither party distorts the facts.

The wording of the Proposal does not distort the facts or overstate the degree of safety concerns based on available information and studies. The references in the Proposal are in fact well justified.

With regard to the first point, the relationship between hen housing systems and *Salmonella* contamination has been well documented scientifically. A recent article in the poultry trade publication *World Poultry*, titled "*Salmonella* Thrives in Cage Housing," acknowledged that "the majority of the [scientific] studies [which exist on this topic] clearly indicate that a cage housing system has an increased risk of being *Salmonella*-positive in comparison to non-cage housing systems."[21]

With regard to the second point, eating eggs from caged birds has been specifically tied to human illness. In a 2002 prospective case-control study published in the *American Journal of Epidemiology*, people who recently ate eggs from caged hens had about twice the odds of being sickened by *Salmonella* compared to people who did not eat eggs from hens kept in cages. Those eating cage-free eggs were not at significantly elevated risk.[22] The only other study ever published comparing egg types at a consumer level found nearly five times lower odds of *Salmonella* poisoning in consumers who chose free-range eggs.[23]

Further details follow below.

A. Linkages of *Salmonella* risk to caged hens

Numerous credible studies and sources suggest a link between caged hens and *Salmonella,* and that moving to a cage-free system reduces the risks. This year, all 27 countries of the European Union (EU) are phasing out the use of these barren cages. To study the public health implications of this move, an EU-wide *Salmonella* survey was launched in which more than 30,000 samples were taken from more than 5,000 operations across two dozen countries. This represents the best available data set comparing *Salmonella* infection risk between different

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[21] 2009. Salmonella thrives in cage housing. *World Poultry* 25(10):18-9.

[22] Mølbak K and Neimann J. 2002. Risk factors for sporadic infection with *Salmonella* Enteritidis, Denmark, 1997-1999. American Journal of Epidemiology 156(7):654-61.

[23] Parry SM, et al. 2002. Risk factors for salmonella food poisoning in the domestic kitchen--a case control study. Epidemiology and Infection 129:277-285.

laying hen housing systems. Without exception, for every *Salmonella* serotype grouping reported and for every type of production system examined, there were significantly higher *Salmonella* rates found in operations that confine hens in cages. [24]

The European Food Safety Authority analysis found 43% lower odds of *Salmonella* Enteritidis contamination in cage-free barns, where hens are raised indoors, than in cage production. In organic egg production the odds of *Salmonella* contamination were 95% lower and in free-range production the odds were 98% lower.[25] For *Salmonella* Typhimurium, the second most common source of *Salmonella* poisoning in the United States,[26] there was 77% lower odds of infection when hens were raised in barns compared to cages and 93% lower odds in organic and free-range systems. For the other *Salmonella* serotypes found, compared to operations with hens in cages there was 96% lower odds in barn-raised flocks, 98% lower odds in organic flocks, and 99% lower odds in free-ranging birds. That translates into at least 25-times greater odds of contamination on factory farms that confine hens in cages compared to cage-free production. The European Food Safety Authority analysis concluded: "Cage flock holdings are more likely to be contaminated with *Salmonella*."[27]

Since this comprehensive survey was completed, eighteen scientific studies have been published comparing *Salmonella* risk in caged and cage-free facilities. Without exception, each of them found higher rates of *Salmonella* in typical[28] battery cage production units.[29,30,31,32,33,34,35,36,37,38,39,40,41,42,43,44,45,46]

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[24] European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of *Salmonella* in holdings of laying hen flocks of *Gallus gallus*. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.

[25] European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of *Salmonella* in holdings of laying hen flocks of *Gallus gallus*. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.

[26] Centers for Disease Control and Prevention. 2010. Preliminary FoodNet data on the incidence of infection with pathogens transmitted commonly through food--10 States, United States, 2009. Morbidity and Mortality Weekly Report 59(14);418-422. www.cdc.gov/mmwr/preview/mmwrhtml/mm5914a2.htm. Accessed Jan. 14, 2011.

[27] European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of *Salmonella* in holdings of laying hen flocks of *Gallus gallus*. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.

[28] i.e. dry manure per U.S. Department of Agriculture, Animal and Plant Health Inspection Service, Veterinary Services. 2000. Part II: Reference of 1999 Table Egg Layer Management in the U.S.. Layers '99, p. 42. nahms.aphis.usda.gov/poultry/layers99/Layers99_dr_PartII.pdf. Accessed Aug. 24, 2010 and Spelling FR and Whiting NE. 2007. Environmental Management of Concentrated Animal Feeding Operations (CAFOs) (Boca Raton, FL: CRC Press, p. 387), assuming a cage-free flock size of 20,000 versus a battery cage flock size of 100,000.

[29] Van Hoorebeke S, Van Immerseel F, Schulz J, et al. 2010. Determination of the within and between flock prevalence and identification of risk factors for Salmonella infections in laying hen flocks housed in conventional and alternative systems. Prev. Vet. Med. 94:94-100.

[30] Snow LC, Davies RH, Christiansen KH, et al. 2010. Investigation of risk factors for Salmonella on commercial egg-laying farms in Great Britain, 2004-2005. Veterinary Record 166(19):579-86.

[31] 2010. Annual Report on Zoonoses in Denmark 2009. National Food Institute, Technical University of Denmark.

[32] Van Hoorebeke S, Van Immerseel F, De Vylder J et al. 2010. The age of production system and previous Salmonella infections on-farm are risk factors for low-level Salmonella infections in laying hen flocks. Poultry Science 89:1315-1319.

The recent article in the trade publication *World Poultry*, titled "*Salmonella* Thrives in Cage Housing," acknowledged that "the majority of the studies clearly indicate that a cage housing system has an increased risk of being *Salmonella*-positive in comparison to non-cage housing systems."[47] Cage-free hens experimentally infected with *Salmonella* may even clear the infection faster than caged hens.[48]

The leading U.S. egg industry trade group has claimed that caging hens is "better for food safety,"[49] but in response to a landslide vote in California to ban the practice, the editor-in-chief of the trade journal *Egg Industry* admitted that such claims are "invalid... unconvincing, unsupportable and easily refuted."[50] A review funded by the American Egg Board concluded the

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33 Huneau-Salaün A, Chemaly M, Le Bouquin S, et al. 2009. Risk factors for *Salmonella* enterica subsp. Enteric contamination in 5 French laying hen flocks at the end of the laying period. Preventative Veterinary Medicine 89:51-8.

34 Green AR, Wesley I, Trampel DW, et al. 2009 Air quality and bird health status in three types of commercial egg layer houses. Journal of Applied Poultry Research 18:605-621.

35 Namata H, Méroc E, Aerts M, et al. 2008. *Salmonella* in Belgian laying hens: an identification of risk factors. Preventive Veterinary Medicine 83(3-4):323-36.

36 Schulz J, Luecking G, Dewulf J, Hartung J. 2009. Prevalence of *Salmonella* in German battery cages and alternative housing systems. 14th International congress of the International Society for Animal Hygiene: Sustainable animal husbandry : prevention is better than cure. pp. 699-702. http://www.safehouse-project.eu/vars/fichiers/pub_defaut/Schulz_Salmonella_ISAH%202009.ppt.

37 Mahé A, Bougeard S, Huneau-Salaün A, et al. 2008. Bayesian estimation of flock-level sensitivity of detection of *Salmonella* spp., Enteritidis and Typhimurium according to the sampling procedure in French laying-hen houses. Preventive Vet. Med. 84(1-2):11-26.

38 Pieskus J, et al. 2008. Salmonella incidence in broiler and laying hens with the different housing systems. Journal of Poultry Science 45:227-231.

39 European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of *Salmonella* in holdings of laying hen flocks of *Gallus gallus*. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.

40 Snow LC, Davies RH, Christiansen KH, et al. 2007. Survey of the prevalence of *Salmonella* species on commercial laying farms in the United Kingdom. The Veterinary Record 161(14):471-6.

41 Methner U, Diller R, Reiche R, and Böhland K. 2006. [Occurence of salmonellae in laying hens in different housing systems and inferences for control]. Berliner und Münchener tierärztliche Wochenschrift 119(11-12):467-73.

42 Much P, Österreicher E, Lassnig. H. 2007. Results of the EU-wide Baseline Study on the Prevalence of Salmonella spp. in Holdings of Laying Hens in Austria. Archiv für Lebensmittelhygiene 58:225-229.

43 Mollenhorst H, van Woudenbergh CJ, Bokkers EG, de Boer IJ. 2005. Risk factors for Salmonella enteritidis infections in laying hens. Poultry Science 84(8):1308-13.

44 Federal Institute for Risk Assessment. 2005. Pilot study on the prevalence of Salmonella spp. in flocks of laying hens in Germany.
http://www.bfr.bund.de/cm/208/pilotstudie_zum_vorkommen_von_salmonella_spp_bei_herden_von_legehennen_in_deutschland.pdf.

45 Stępień-Pyśniak D. 2010. Occurrence of Gram-negative bacteria in hens' eggs depending on their source and storage conditions. Polish Journal of Veterinary Sciences 13(3):507-13.

46 Käsbohrer A, Dorn C, Schroeter A, Helmuth R. 2008. Pilotstudie zum Vorkommen von Salmonella spp. bei Legehennen in Deutschland
Angewandte Epidemiologie in der Tierseuchen- und Zoonosenbekämpfung. September 3-5. Graz, Austria.

47 2009. Salmonella thrives in cage housing. World Poultry 25(10):18-9.

48 De Vylder J, Van Hoorebeke S, Ducatelle R, et al. 2009. Effect of the housing system on shedding and colonization of gut and internal organs of laying hens with *Salmonella* Enteritidis. Poultry Science 88:2491-5.

49 Gregory C. 2009. Letter to members of United Egg Producers. www.unitedegg.org/. Accessed March 15, 2010.

50 Shane S. 2008. Proposition 2: Isolated anomaly...or national trend?. Egg Industry, December, p. 4. www.eggindustry-digital.com/eggindustry/200812/#pg4. Accessed March 15, 2010.

link between the cage confinement of hens and *Salmonella* risk is inconclusive,[51] but only by ignoring nearly 90% of the data published over the last five years (at least 5198 of the 5907 flocks studied).[52]

B. Cage production factors that increase *Salmonella* risk

The reason cage operations have consistently been found to be at such higher risk for *Salmonella* is multifactorial. From the European Food Safety Authority analysis:

> In general, the higher prevalence [of *Salmonella*] in cage flocks might partly be explained by the fact that hens in the more intensive systems have a higher risk of being infected due to a relatively large flock size and higher density of hens. Moreover, cages can be difficult to disinfect and the housing may harbour breeding populations of rodents and other potential vectors such as flies or litter beetles. *Salmonella* has been shown to be more persistent in consecutive cage flocks compared with non-cage flocks in which the infection is more easily cleaned out during the empty period between flocks.[53]

Factor 1: Greater volume of fecal dust

Cage production facilities confine greater numbers of birds in a single building, as the caged birds are stacked in vertical tiers. There are single cage egg factories in the United States that cage millions of hens.[54] Such high densities of birds can produce a larger volume of contaminated airborne fecal dust, which may be responsible in part for the elevated threats to food safety posed by battery cage operations.[55] The latest national USDA survey of the domestic egg industry found that sheds confining more than 100,000 birds were four times more likely to be contaminated with *Salmonella*. The average number of hens confined in *Salmonella* tainted sheds in the United States was 109,777,[56] much higher than cage-free operations typically hold.

Factor 2: More rodent disease vectors

The preponderance of disease-carrying rodents, flies, and other pests in battery cage sheds is another factor contributing to increased *Salmonella* infection rates in cage systems. Rodent

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[51] Holt PS, Davies RH, Dewulf J et al. 2011. The impact of different housing systems on egg safety and quality. Poultry Science 90:251-262.

[52] For more information *see*, HSUS, "American Egg Board-Funded Review Scrambles the Science," at www.humanesociety.org/issues/confinement_farm/facts/egg_board_review_scrambled_science.html.

[53] European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of *Salmonella* in holdings of laying hen flocks of *Gallus gallus*. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.

[54] Ohio Department of Agriculture Livestock Environmental Permitting Program. 2010. www.agri.ohio.gov/apps/lepp_permits/lepp_permits.aspx. Accessed April 9, 2010.

[55] Namata H, Méroc E, Aerts M, et al. 2008. *Salmonella* in Belgian laying hens: an identification of risk factors. Preventive Veterinary Medicine 83(3-4):323-36.

[56] U.S. Department of Agriculture, Animal and Plant Health Inspection Service, Veterinary Services. 2000. *Salmonella enterica* serotype Enteritidis in table egg layers in the U.S. National Animal Health Monitoring System, Layers '99. http://nahms.aphis.usda.gov/poultry/layers99/Layers99_dr_Salmonella.pdf. Accessed March 15, 2010.

infestations are closely tied to *Salmonella* rates.[57] The manure pits typical of many cage operations are considered "ideal nesting grounds for rodents."[58] Indeed, rodents have been found to be "particularly persistent" in cage operations because they can breed in manure pits and gain access to feeders without interference from the birds, who are confined in cages.[59] With more flocks per site, cross contamination between houses may also play a role in facilitating the rodent-borne spread of infection between hens in battery cage operations.[60]

Factor 3: More insect disease vectors

According to the latest edition of Commercial Chicken Meat and Egg Production, the leading poultry science text,[61] one of many disadvantages of battery cage systems is that flies "are generally a greater nuisance" compared to cage-free production.[62] More than merely an annoyance, flies are considered vectors for *Salmonella* on egg farms.[63] According to Richard Axtell, a Professor Emeritus of Entomology: "By far the greatest populations of flies occur in the caged-layer houses that are widely used for commercial egg production."[64] Scientists with the Food and Drug Administration agree: "In the poultry industry, the greatest numbers of houseflies and other disease-carrying flies occur in caged-layer houses (poultry houses with laying hens in cages for commercial egg production), where the flies breed in accumulated manure beneath the cages."[65] In contrast, in cage-free broiler chicken houses, flies are "rarely a problem."[66]

Factor 4: Most difficult to disinfect

Salmonella can survive for more than two years in dried chicken feces,[67] but can often be eliminated from laying hen houses with thorough cleaning and disinfection. Experts have noted, however, that cage operations are the "most difficult to clean properly"[68] because of the "difficulty

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[57] Garber L, Smeltzer M, Fedorka-Cray P, Ladely S, and Ferris K. 2003. *Salmonella enterica* serotype Enteritidis in table egg layer house environments and in mice in U.S. layer houses and associated risk factors. Avian Diseases 47(1):134-42.
[58] Carrique-Mas JJ and Davies RH. 2008. *Salmonella* Enteritidis in commercial layer flocks in Europe: legislative background, on-farm sampling and main challenges. Brazilian Journal of Poultry Science 10(1):1-9.
[59] Davies RH. 2005. Pathogen populations on poultry farms. In: Mead GC (ed.), Food Safety Control in the Poultry Industry (Cambridge, England: Woodhead Publishing Limited, p. 114).
[60] Carrique-Mas JJ and Davies RH. 2008. *Salmonella* Enteritidis in commercial layer flocks in Europe: legislative background, on-farm sampling and main challenges. Brazilian Journal of Poultry Science 10(1):1-9.
[61] Dale N. 2002. Book review: Commercial Chicken Meat and Egg Production. The Journal of Applied Poultry Research 11(2):224-5.
[62] Bell DD. 2001. Cage management for layers. In: Bell DD and Weaver WD Jr (eds.), Commercial Chicken Meat and Egg Production, 5th Edition (Norwell, MA: Kluwer Academic Publishers).
[63] Olsen AR and Hammack TS. 2000. Isolation of *Salmonella* spp. from the housefly, *Musca domestica* L., and the dump fly, *Hydrotaea aenescens* (Wiedemann) (Diptera: Muscidae), at caged-layer houses. Journal of Food Protection 63(7):958-60.
[64] Axtell RC and Arends JJ. 1990. Ecology and management of arthropod pests of poultry. Annual Review of Entomology 35:101-26.
[65] Olsen AR and Hammack TS. 2000. Isolation of *Salmonella* spp. from the housefly, *Musca domestica* L., and the dump fly, *Hydrotaea aenescens* (Wiedemann) (Diptera: Muscidae), at caged-layer houses. Journal of Food Protection 63(7):958-60.
[66] Axtell RC and Arends JJ. 1990. Ecology and management of arthropod pests of poultry. Annual Review of Entomology 35:101-26.
[67] Davies RH and Breslin M. 2003. Persistence of *Salmonella* Enteritidis Phage Type 4 in the environment and arthropod vectors on an empty free-range chicken farm. Environmental Microbiology 5(2):79-84.
[68] Gradel KO. 2004. Disinfection of *Salmonella* in poultry houses. Ph.D. thesis, February. University of Bristol Department of Clinical Veterinary Science.

to efficiently disinfect the cages."[69] The manure pits common in cage systems, which may not even be cleared between flocks, pose additional hygiene challenges.[70] From a poultry science journal:

> "[C]age houses are intrinsically difficult to clean and disinfect to a good standard. Cages are normally organised in 3-12 tier stacks with associated complicated structures including dropping boards/belts drinkers, automatic egg belts, and feeder systems....Residual feed in particular may facilitate the multiplication of *Salmonella* after washing. In many cases older houses have no drainage, and electrical systems may not be water-proof. Because of these limitations, some buildings have only been 'dry-cleaned', which is normally...not satisfactory to achieve elimination of *Salmonella*."[71]

This has been validated in other countries. The Danish Veterinary and Food Administration states: "Experience shows that battery cage systems are particularly difficult to clean and disinfect."[72] Research performed by the British Veterinary Laboratories Agency found "that there are particular problems with the disinfection of cage layer farms. This may be due to the larger flocks of birds kept at higher densities, which result in a larger volume of contaminated faecal material and dust, and the difficult access for cleaning in and around the cages."[73]

In comparison, cleaning and disinfecting equipment in cage-free facilities has been found to be more than twice as effective in combating *Salmonella* than attempts to disinfect battery cage operation equipment.[74] Even saturating a battery cage operation with formaldehyde-spiked steam for 24 consecutive hours at more than 140 degrees Fahrenheit—considered a gold standard treatment[75] found to effectively sterilize cage-free houses for *Salmonella*—may not effectively disinfect battery cage sheds.[76] To combat the rise of food poisoning caused by *Salmonella*, CDC researchers have called for a "sanitary revolution in farm-animal production."[77]

Factor 5: More gut colonization and shedding of Salmonella in caged-hens

Research published in *Poultry Science* suggests another reason that chickens raised on bedding, rather than in bare, wire cages, have lower risk. On bedding, chickens may acquire natural gut

[69] Namata H, Méroc E, Aerts M, et al. 2008. *Salmonella* in Belgian laying hens: an identification of risk factors. Preventive Veterinary Medicine 83(3-4):323-36.
[70] Carrique-Mas JJ and Davies RH. 2008. *Salmonella* Enteritidis in commercial layer flocks in Europe: legislative background, on-farm sampling and main challenges. Brazilian Journal of Poultry Science 10(1):1-9.
[71] Carrique-Mas JJ and Davies RH. 2008. *Salmonella* Enteritidis in commercial layer flocks in Europe: legislative background, on-farm sampling and main challenges. Brazilian Journal of Poultry Science 10(1):1-9.
[72] The Danish Veterinary and Food Administration. 2004. The national *Salmonella* control programme for the production of table eggs and broilers 1996-2002. Fødevare Rapport 6, March.
[73] Davies R and Breslin M. 2003. Observations on *Salmonella* contamination of commercial laying farms before and after cleaning and disinfection. The Veterinary Record 152(10):283-7.
[74] Davies R and Breslin M. 2003. Observations on *Salmonella* contamination of commercial laying farms before and after cleaning and disinfection. The Veterinary Record 152(10):283-7.
[75] Gradel KO. 2004. Disinfection of *Salmonella* in poultry houses. Ph.D. thesis, February. University of Bristol Department of Clinical Veterinary Science.
[76] Gradel KO, Jørgensen JC, Andersen JS, and Corry JEL. 2004. Monitoring the efficacy of steam and formaldehyde treatment of naturally *Salmonella*-infected layer houses. Journal of Applied Microbiology 96(3):613-22.
[77] Crump JA, Griffin PM, and Angulo FJ. 2002. Bacterial contamination of animal feed and its relationship to human foodborne illness. Clinical Infectious Diseases 35(7):859-65.

flora that competitively prevents *Salmonella* colonization.[78] Chicks would normally obtain natural microflora from their mothers and the environment. In industrial systems, however, chicks are no longer raised by hens but by incubators, after which they are confined in barren wire cages, potentially delaying or preventing the development of the normal adult gut flora helpful in preventing *Salmonella* infection.[79] Faster declines in *Salmonella* shedding have also been noted in experimentally infected cage-free hens compared to those confined in barren cages.[80]

Factor 6: Stress due to confinement
Physiological stress may also play a role.[81] In general, "the bulk of the evidence suggests that chronic or prolonged stress generally inhibits the immune response to infection, thus potentially rendering animals more susceptible to infectious disease."[82] Specifically, research has shown that stress hormones can increase *Salmonella* colonization and systemic spread in chickens.[83] The stress hormone noradrenaline can boost the growth rate of *Salmonella* bacteria by orders of magnitude;[84] at the same time stress-related corticosteroids can impair the immune system.[85] A USDA researcher recently concluded that "there is increasing evidence to demonstrate that stress can have a significant deleterious effect on food safety."[86]

C. Increased flock risk directly increases food safety risk

Contemporary studies universally show higher *Salmonella* rates in dust and manure samples from cage operations provide convincing evidence that measures to eliminate cages will likely improve the safety of the food supply. USDA researchers have found that "[f]locks with high levels of manure contamination were 10 times as likely to produce contaminated eggs as were flocks with low levels," concluding that flocks with the highest levels of contamination "appeared to pose the greatest public health threat."[87] A key finding of a joint World Health Organization and Food and Agriculture Organization of the United Nations *Salmonella* risk assessment was that "[r]educing flock prevalence results in a directly proportional reduction in human health risk. For example, reducing flock prevalence from 50% to 25% results in a halving of the mean

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[78] Santos FB, Sheldon BW, Santos AA Jr, and Ferket PR. 2008. Influence of housing system, grain type, and particle size on *Salmonella* colonization and shedding of broilers fed triticale or corn-soybean meal diets. Poultry Science 87(3):405-20.
[79] Reynolds D. 2004. Tenants of the last 1.5 metres. Microbiologist 5(3):26-30.
[80] De Vylder J, Van Hoorebeke S, Ducatellé R, et al. 2009. Effect of the housing system on shedding and colonization of gut and internal organs of laying hens with *Salmonella* Enteritidis. Poultry Science 88:2491-5
[81] Humphrey T. 2006. Are happy chickens safer chickens? Poultry welfare and disease susceptibility. British Poultry Science 47(4):379-91.
[82] de Passillé AM and Rushen J. Food safety and environmental issues in animal welfare. Revue Scientifique et Technique de l'Office International des Epizooties 24(2):757-66.
[83] Methner U, Rabsch W, Reissbrodt R, and Williams PH. 2008. Effect of norepinephrine on colonisation and systemic spread of *Salmonella enterica* in infected animals: Role of catecholate siderophore precursors and degradation products. International Journal of Medical Microbiology 298(5-6):429-39.
[84] Bailey MT, Karaszewski JW, Lubach GR, Coe CL, and Lyte M. 1999. In vivo adaptation of attenuated *Salmonella* Typhimurium results in increased growth upon exposure to norepinephrine. Physiology and Behavior 67(3):359-64.
[85] Shini S, Kaiser P, Shini A, and Bryden WL. 2008. Biological response of chickens *(Gallus gallus domesticus)* induced by corticosterone and a bacterial endotoxin. Comparative Biochemistry and Physiology. Part B. 149(2):324-33.
[86] Rostagno MH. 2009. Can stress in farm animals increase food safety risk? Foodborne Pathogens and Disease 6(7):767-76.
[87] Henzler DJ, Kradel DC, and Sischo WM. 1998. Management and environmental risk factors for *Salmonella enteritidis* contamination of eggs. American Journal of Veterinary Research 59(7):824-9.

probability of illness per serving [of eggs]."[88]

Infected hens can lay infected eggs. Nine studies have been published comparing *Salmonella* contamination rates of the eggs themselves from barren cage production versus typical cage-free systems. Not a single one showed more *Salmonella* in cage-free eggs. All eight studies either found no *Salmonella* in eggs from either system or a trend towards higher infection rates in eggs from caged hens compared to barn-raised birds.[89,90,91,92,93,94,95,96,97]

In 1994-1995, a study was conducted at a California egg farm with both cage and cage-free housing systems, including three battery cage sheds and three cage-free barns. The prevalence of *Salmonella* in pooled egg samples from caged hens was nearly three times that of eggs from the cage-free (barn-raised) hens.[98] Though the farm's free-range eggs were found to have higher rates, this was attributed to exceptional circumstances in that a creek "entirely composed of sewage effluent" bordered the property.[99] More recently, the U.K. Food Standards Agency tested eggs from grocery stores. While 9 out of the 2,376 egg samples from caged hens came up positive for *Salmonella*, none of the 785 cartons of cage-free eggs tested was contaminated.[100] Testing foreign eggs coming into the country, the scientists found 132 of 1,329 samples of eggs from caged birds tainted with *Salmonella*, but, once again, none of the sampled eggs from cage-free facilities were found to be positive with the pathogen.[101]

Eating eggs from caged birds has been specifically tied to human illness. In a 2002 prospective

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[88] World Health Organization and the Food and Agriculture Organization of the United Nations. 2002. Risk assessments of *Salmonella* in eggs and broiler chickens. Microbiological risk assessment series 2. www.fao.org/DOCREP/005/Y4392E/Y4392E00.HTM. Accessed March 15, 2010.
[89] Barnett JL. 1998. The welfare and productivity of hens in a barn system and cages. A report for the Rural Industries Research and Development Corporation.
[90] Barbosa Filho JAD, Silva MAN, Silva IJO, and Coelho AAD. 2005. Egg quality in layers housed in different production systems and submitted to two environmental conditions. Brazilian Journal of Poultry Science 8(1):23-8.
[91] Food Safety Authority of Ireland. 2003. Bacteriological safety of eggs produced under the Bord Bia Egg Quality Assurance Scheme (EQAS).
[92] Kinde H, Read DH, Chin RP, et al. 1996. *Salmonella* Enteritidis, phage type 4 infection in a commercial layer flock in southern California: bacteriologic and epidemiologic findings. Avian Diseases 40(3):665-71.
[93] U.K. Food Standards Agency. 2004. Report of the survey of *Salmonella* contamination of U.K. produced shell eggs on retail sale. March 18. www.food.gov.uk/multimedia/pdfs/fsis5004report.pdf. Accessed March 15, 2010.
[94] Little CL, Walsh S, Hucklesby L, et al. 2006. Survey of *Salmonella* contamination of non-U.K. produced shell eggs on retail sale in the north west of England and London. Final report - Project B18012, November 15. U.K. Food Standards Agency.
[95] Little CL, Rhoades JR, Hucklesby L et al. 2008. Survey of Salmonella contamination of raw shell eggs used in food service premises in the United Kingdom, 2005 through 2006. Journal of Food Protection 71:19-26.
[96] Humphrey TJ, Whitehead A, Gawler AHL, Henley A, Rowe B. 1991. Numbers of Salmonella enteritidis in the contents of naturally contaminated hens' eggs. Epidemiology and infection. 106:489-496.
[97] Stępień-Pyśniak D. 2010. Occurrence of Gram-negative bacteria in hens' eggs depending on their source and storage conditions. Polish Journal of Veterinary Sciences 13(3):507-13.
[98] Kinde H, Read DH, Chin RP, et al. 1996. *Salmonella* Enteritidis, phage type 4 infection in a commercial layer flock in southern California: bacteriologic and epidemiologic findings. Avian Diseases 40(3):665-71.
[99] Kinde H, Read DH, Ardans A, et al. 1996. Sewage effluent: likely source of *Salmonella* Enteritidis, phage type 4 infection in a commercial chicken layer flock in southern California. . Avian Diseases 40(3):672-6.
s. Avian Diseases 40(3):665-71.
[100] U.K. Food Standards Agency. 2004. Report of the survey of *Salmonella* contamination of U.K. produced shell eggs on retail sale. March 18. www.food.gov.uk/multimedia/pdfs/fsis5004report.pdf. Accessed March 15, 2010.
[101] Little CL, Walsh S, Hucklesby L, et al. 2006. Survey of *Salmonella* contamination of non-U.K. produced shell eggs on retail sale in the north west of England and London. Final report - Project B18012, November 15. U.K. Food Standards Agency.

case-control study published in the *American Journal of Epidemiology*, people who recently ate eggs from caged hens had about twice the odds of being sickened by *Salmonella* compared to people who did not eat eggs from hens kept in cages. Those eating cage-free eggs were not at significantly elevated risk.[102] The only other study ever published comparing egg types at a consumer level found nearly five times lower odds of *Salmonella* poisoning in consumers who chose free-range eggs.[103]

As demonstrated by the overwhelming science showing strong links between *Salmonella* contamination and battery cage usage—as well as *Salmonella* infection and the consumption of eggs from caged hens—the statements regarding food safety contained in the Proposal are neither false nor misleading. As such, we urge the Staff to avoid application of Rule 14a-8(i)(3).

Conclusion

The Proposal is not excludable under the asserted Rules. The Proposal embraces significant social and public policy issues, the sale of food items containing eggs and egg products represents a significant portion of the Company's business, the Proposal has not been substantially implemented, and the Proposal does not contain false or misleading statements pertaining to the food safety threats of using eggs from caged hens. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request and that it will take enforcement action if it fails to include the proposal in its 2011 proxy materials.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Leana Stormont
Attorney

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[102] Mølbak K and Neimann J. 2002. Risk factors for sporadic infection with *Salmonella* Enteritidis, Denmark, 1997-1999. American Journal of Epidemiology 156(7):654-61.
[103] Parry SM, et al. 2002. Risk factors for salmonella food poisoning in the domestic kitchen--a case control study. Epidemiology and Infection 129:277-285.

Bob Evans
FARMS®
3776 South High Street
Columbus, Ohio 43207-4000

Via E-Mail: shareholderproposals@sec.gov

April 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Bob Evans Farms, Inc.
Notice of Intention to Omit Stockholder Proposal Submitted by
The Humane Society of the United States

Ladies and Gentlemen:

Bob Evans Farms, Inc., a Delaware corporation (the "Company"), hereby requests that the staff of the Division of Corporation Finance ("Staff") advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the stockholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual stockholders meeting (the "2011 Proxy Materials"). The Proposal was submitted to the Company by The Humane Society of the United States (the "Proponent"). To the extent that the Company's arguments for excluding the Proposal are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

This letter has been emailed to the Commission at: shareholderproposals@sec.gov, in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2). In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

The Proponent has been notified that it is required to send the Company a copy of any correspondence that the Proponent submits to the Commission or the Staff. As such, we request that if the Proponent submits additional correspondence to the Staff, that such correspondence be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008).

This letter is being filed with the Commission not later than eighty (80) calendar days before the Company will file its definitive 2011 Proxy Materials with the Commission. The Company intends to file a preliminary proxy on July 1, 2011 and begin printing the 2011 Proxy Materials on or about July 14, 2011, so that it may begin mailing no later than July 18, 2011. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. Executive Summary

The Proposal, in pertinent part, requests that the Company's stockholders adopt the following resolution:

> RESOLVED, that shareholders encourage the Board of Directors to phase-in the use of "cage-free" eggs for Bob Evans restaurants, so that they represent at least five percent of the company's total egg usage.

The Proposal and related stockholder correspondence are attached hereto as Exhibit A.

Bob Evans® restaurants are owned and operated by one of the Company's operating subsidiaries. For purposes of this letter, the term "Bob Evans" means Bob Evans Farms, Inc., an Ohio corporation and a subsidiary of the Company.

The Company believes the Proposal may be excluded from its 2011 Proxy Materials pursuant to several provisions of Rule 14a-8. The Company's position with respect to each such provision of Rule 14a-8 is briefly summarized below.

- Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal that relates to the issuer's ordinary business operations. Management's selection of the food served in Bob Evans restaurants and its food suppliers is integral to the Company's ordinary business operations. These decisions are based on a complex set of issues involving food safety, quality, availability, cost, animal well being, labor efficiency, transportation, and regulatory compliance. Management regularly makes these decisions in reliance upon its dedicated and trained staff in the areas of supply chain logistics, quality assurance and food safety, and restaurant operations. Management also relies on its Animal Well-Being Council, which includes outside experts in animal behavior and well-being. The Proposal seeks to micro-manage the Company's operations by probing too deeply into complex food sourcing, food safety, and animal well-being decisions upon which the Company's stockholders are not in a position to make an informed judgment.

- Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net income for the most recent fiscal year; and (3) gross revenues for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business. The actual economic impact of the sale of eggs[1] by Bob Evans restaurants on the Company's consolidated operations is insignificant. The sale of eggs by Bob Evans restaurants account for only .01% of the Company's total assets and account for approximately 5% of its net earnings and gross sales for its most recent fiscal year ended April 30, 2010 ("Fiscal 2010").

- Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal." A proposal has been substantially implemented when the issuer's particular policies, practices and procedures compare favorably with the guidelines in the proposal. The Proposal "encourages" the Board of Directors to phase-in the use of cage-free eggs. The Company already has policies and procedures in place relating to animal well-being, and has already considered the use of cage-free eggs. In fact, in January 2010, the Company joined the Coalition of Sustainable Egg Supply, a commercial-scale study of housing alternatives for egg-laying hens in the U.S., including cage-free housing. The study will examine the impact of different laying hen housing environments on animal health and well-being, safe and affordable food, the environment, and worker welfare. When completed, the study will assist the Company in making more informed decisions on sustainable egg purchases.

- Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal contains materially false and misleading statements regarding the safety of the eggs currently served in Bob Evans restaurants. There is no reliable scientific data to support the Proponent's contentions that the eggs currently served in Bob Evans restaurants pose "food safety concerns" and that there is "increased Salmonella risk" related to "cage egg consumption." The Proposal seeks to advance the Proponent's animal rights activist agenda by misleading the Company's stockholders and customers into believing that the eggs currently served in Bob Evans restaurants are unsafe.

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[1] For the purpose of this letter, the term "egg" or "eggs" includes shell eggs and liquid egg equivalents used by Bob Evans restaurants.

II. Reasons for Exclusion

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits an issuer to exclude a stockholder proposal if it relates to the issuer's ordinary business operations. The policy behind Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *1998 Release.*

In the *1998 Release*, the Commission identified two central considerations in applying the ordinary business operations exclusion, (1) the subject matter of the proposal and (2) whether the proposal seeks to "micro-manage" the Company. A proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *1998 Release.*

The Proposal Seeks to Micro Manage Complex Decisions Related to the Selection of Products and Suppliers

The Company believes it may exclude the Proposal from its 2011 Proxy Materials under Rule 14a-8(i)(7) because it relates to the ordinary business operations of Bob Evans, namely the selection of the food served in Bob Evans restaurants and the retention of Bob Evans' food suppliers. Management's selection of the food served in its restaurants (including eggs) and its food suppliers is integral to the Company's ordinary business operations. These decisions are based on a complex set of issues, including food safety, quality, availability, cost, animal well-being, labor efficiency, transportation, and regulatory compliance. Management makes these decisions in reliance upon its dedicated and trained staff in the areas of supply chain logistics, quality assurance and food safety, and restaurant operations.

Due to the particular complexity of food safety and animal well-being issues, the Company maintains a Food Safety and Quality Assurance Department, which is led by an expert with a doctorate in food science and human nutrition. The Company also has an Animal Well-Being Council with three independent experts in animal behavior and well-being to help establish food selection and supplier policies that are ethically grounded, scientifically verified and economically viable. Management has specifically considered the use of cage-free eggs with its Food Safety and Quality Assurance Department, as well as its Animal Well-Being Council. At this time, the Company does not believe that there is conclusive scientific evidence to support a switch to cage-free eggs. The alleged benefits of cage-free eggs are unproven, the cost is nearly double the cost of regular eggs,[2] and an adequate supply of cage-free eggs may not exist.[3] The Proposal seeks to micro-manage Bob Evans' operations by probing too deeply into the complex food safety, animal well-being, cost and supply issues surrounding cage-free eggs. The Company's stockholders, as a group, are not in a position to make an informed judgment about this issue.

The Proposal directly pertains to the products offered by Bob Evans restaurants. It requests that Bob Evans begin to change the type of eggs served in Bob Evans restaurants, despite the fact that management has carefully chosen this type of egg based upon an analysis of the complex issues involved by its internal experts and its Animal Well Being Council. The type of eggs Bob Evans chooses to serve its customers is fundamental to the ordinary operation of Bob Evans restaurants. The Staff has taken the position that management's decisions regarding the products it offers to customers are part of a company's ordinary business operations and may be excluded under Rule 14a-8(i)(7). *See McDonald's Corporation* (Mar. 9, 1990) (proposal to require the introduction of a vegetarian entree excludable as relating to the company's ordinary business operations) and *Walt Disney Productions* (Nov. 19, 1984) (proposal to cease production of feature films under a certain label and to withdraw a particular film from distribution excludable as relating to the company's ordinary business operations).

The Proposal also pertains to Bob Evans' selection of its food suppliers. Neither the Company nor Bob Evans produces eggs. The eggs served in Bob Evans restaurants are purchased from third-party distributors who, in turn, buy them from egg suppliers. To comply with the Proposal, Bob Evans would have to either require its current distributors to (1) force their current egg suppliers to switch hen-housing methods or (2) purchase eggs from different egg suppliers who use cage-free housing. Stockholder proposals relating to a company's relationships with suppliers are excludable under Rule 14a-8(i)(7) because they pertain to ordinary business operations. In the *1998 Release*, the Commission specifically cited the "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot "as a practical matter, be subject to direct shareholder oversight."

According to the Commission, stockholder proposals regarding the selection of suppliers may be excluded pursuant to Rule 14a-8(i)(7) because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See Release No. 34-12999* (Nov. 22, 1976). Bob Evans' management is better

[2] For the first quarter of 2011, the average price for one dozen regular eggs was $1.62. The average price for a dozen "cage-free" eggs was $3.20, nearly double the price of regular eggs. Compared to a year ago (first quarter of 2010), the price of regular eggs decreased 7 percent while the cost of "cage-free" eggs increased 10 percent. Idaho Farm Bureau News (Apr. 7, 2011).

[3] General commentary questions the available supply of cage-free eggs because only 5% of the eggs currently produced in the U.S. are cage-free.

equipped than the Company's stockholders to deal with the complex purchasing decisions and supplier relationships involved with cage-free eggs. As discussed above, the Company maintains internal experts and an Animal Well-Being Council who provide guidance on animal well-being and supplier issues. The Staff has taken the position that stockholder proposals related to supplier relationships may be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Dean Foods Co.* (Mar. 9, 2007) (proposal requesting a review of and a report on the adequacy of Dean Foods' policies and procedures for organic dairy products in order to protect its brands/reputation and to address consumer/media criticism excludable as relating to ordinary business operations (i.e., decisions relating to supplier relationships)); *Seaboard Corp.* (Mar. 3, 2003) (proposal requesting a review of and a report on Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers excludable as relating to ordinary business operations); and *Hormel Foods Corp.* (Nov. 19, 2002) (proposal requesting a review of and report on Hormel Foods' standards for the use of antibiotics by its meat suppliers excludable as relating to ordinary business operations).

Similarly, the Staff has permitted the exclusion of stockholder proposals requesting information regarding issuers' supplier selection practices. *See, e.g., Wal-Mart Stores, Inc.* (Apr. 10, 1992) (proposal requesting a report on Wal-Mart's efforts to purchase goods and services from minority and female-owned businesses excludable as relating to ordinary business operations). In *Wal-Mart Stores, Inc.* (March 15, 1999), *Kmart Corporation* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999), the Staff permitted the exclusion of stockholder proposals requesting reports on the issuers' actions to prevent purchasing products from suppliers who use forced labor, convict labor and child labor.

The Proposal Does Not Fall Within the "Social Policy Exception"

The Company is aware that, in certain circumstances, the Staff will not permit the exclusion of a stockholder proposal that has special ethical or social significance. The Staff recognizes that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." *See Release No. 34-19135* (Oct. 14, 1982) (*emphasis added*). This occurs when a corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Release No. 34-19135.*

The Proponent characterizes the use of conventional cages for laying hens as an "important social issue." However, the type of housing system used for laying hens is not a policy issue of significance to the Company's business. Neither the Company nor Bob Evans produces eggs.[4] The

[4] In *Tyson Foods, Inc.* (Dec. 15, 2009), the Staff did not concur with Tyson's position that a stockholder proposal related to the use of antibiotics animal feeds was excludable pursuant to Rule 14a-8(i)(7) as being related to Tyson's ordinary business operations. The Company, unlike Tyson, is not directly involved in the production of the product subject to the Proposal. Neither the Company nor Bob Evans owns any laying hens. They also do not control or have any ownership interest in any egg suppliers. Moreover, a significant portion of Tyson's business is related to the

Proponent is simply seeking to advance its agenda by micro-managing food product and supplier selection decisions that are at the center of Bob Evans' ordinary business operations and involve complex issues upon which the Company's stockholders are not in a position to make an informed judgment.

The Staff has permitted issuers to exclude stockholder proposals involving alleged animal well-being issues because the subject matter of the proposals was not significant to the issuers' business. In 2008 and 2010, the Lowe's Companies, Inc. ("Lowe's") sought to exclude stockholder proposals asking Lowe's to stop selling glue traps in its stores. The Staff concurred with Lowe's position that the proposals were excludable as being related to Lowe's ordinary business operations, despite the proponent's belief that glue traps are cruel to animals. *See Lowe's Companies, Inc.* (Mar. 18, 2010) and *Lowe's Companies, Inc.* (Feb. 1, 2008). The Staff subsequently cited these no-action letters as support for the following portion of Staff Legal Bulletin No. 14E:

> "Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7)."

See Note 5 to Staff Legal Bulletin No. 14E.

The Proposal is similar to others the Staff has determined did not include policy issues significant enough to override exclusion under Rule 14a-8(i)(7). Specifically, the Staff has recognized that proposals relating to the sale of a product that also involve alleged animal well-being issues are still excludable under Rule 14a-8(i)(7). *See PetSmart, Inc.* (Apr. 14, 2006) (proposal to prohibit the sale of large birds in PetSmart's stores excludable under Rule 14a-8(i)(7)); *American Express Company* (Jan. 25, 1990) (proposal requesting that the company discontinue all fur promotions by ceasing to distribute catalogs selling fur excludable under Rule 14a-8(i)(7))); and *Pfizer* (Jan. 28, 2005) (proposal to prohibit Pfizer from making donations that contribute to animal testing excludable under Rule 14a-8(i)(7)). If issues related to forced labor, child labor and convict labor are insufficient to overcome the ordinary business exclusion, so are issues related to alleged animal well-being. *See Wal-Mart Stores, Inc.* (March 15, 1999), *Kmart Corp.* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999).

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processing and sale of livestock. Conversely, in Fiscal 2010, the sale of eggs by Bob Evans restaurants accounted for only .01% of the Company's total assets and approximately 5% of its net earnings and gross sales.

The Proponent also attempts to tie the use of conventional cages for laying hens to food safety concerns. However, as discussed in detail in part II. D. of this letter, there is no reliable scientific data to support the Proponent's contentions that the eggs currently served in Bob Evans restaurants pose "food safety concerns" and that there is "increased Salmonella risk" related to "cage egg consumption." The Proposal seeks to advance the Proponent's animal rights activist agenda by misleading the Company's stockholders and customers into believing that the eggs currently served in Bob Evans restaurants are unsafe.

The Proponent claims that animal well-being and food safety issues related to "cage egg consumption" pose a "public image risk to the company." The Staff, however, recognizes that proposals related to the evaluation of risk involve an issuer's ordinary business operations, and may be excluded pursuant to Rule 14a-8(i)(7). The evaluation of risks related to an issuer's reputation is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See, e.g., Newmont Mining Corp.* (Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable because it pertained to the "evaluation of risk"); *Dow Chemical Co.* (Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); and *American Int'l Group, Inc.* (Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the issuer's business strategy excludable as relating to an "evaluation of risks and benefits").

The Proponent's view that conventional housing systems for laying hens represent a significant social issue is not widely shared. Since April 2007, stockholder proposals related to cage free eggs have been voted upon at four different companies and at six different meetings. In each case, the proposal received minimal support.[5] Additionally, at least 16 of the Company's largest stockholders have voted against or abstained from voting on proposals submitted by the Proponent regarding cage-free eggs.[6]

B. The Proposal May Be Excluded Under Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net income for the most recent fiscal year; and (3) gross revenues for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business.

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[5] The range of votes cast in support of cage-free eggs ranged from only .92% to 5.96%. The Staff permitted both McDonald's Corporation and The Kroger Co. to exclude cage-free egg proposals submitted by the Proponent from their proxy statements because of the very low level of support the proposals received in prior years. *See McDonald's Corporation* (Feb. 25, 2011) and *The Kroger Co.* (Mar. 31, 2010).

[6] Based on voting at the McDonald's Corporation's 2010 annual meeting of stockholders.

The economic impact of the sale of eggs by Bob Evans restaurants on the Company's consolidated operations is insignificant.

(1) On the last day of Fiscal 2010, the assets of Bob Evans restaurants related to the sale of eggs accounted for only .01% of the Company's consolidated total assets of $1.11 billion.

(2) Although the Company usually does not track the contribution of particular products to its consolidated net income, the Company estimates that the sale of eggs at Bob Evans restaurants accounted for only 5.01% of its Fiscal 2010 consolidated net income of $70.3 million.

(3) The Company estimates that the sale of eggs at Bob Evans restaurants accounted for only 5.01% of its Fiscal 2010 consolidated revenues of $1.73 billion.

The amount of the Company's Fiscal 2010 consolidated assets related to the sale of eggs at Bob Evans restaurants clearly meets the first prong of Rule 14a-8(i)(5). With respect to the second and third prongs of Rule 14a-8(i)(5), the Company's analysis indicates that the threshold is only exceeded by approximately one-hundredth of a percent in each case. Given the insignificance of the financial impact of the sale of eggs at Bob Evans restaurants on the Company's Fiscal 2010 financial position, it is appropriate to exclude the Proposal pursuant to Rule 14a-8(i)(5). *See College Retirement Equities Fund* (May 3, 2004); *See contra, Chipotle* (Feb. 20, 2008) (proposal related to use of controlled-atmosphere killing of chickens could not be excluded; however, Chipotle did not seek exclusion under Rule 14a-8(i)(5)).

Moreover, the type of housing system used for laying hens is not otherwise significantly related to the Company's business. Neither the Company nor Bob Evans owns any laying hens. They also do not control or have any ownership interest in any egg suppliers. The use of cage-free eggs is also not a significant social policy issue related to the Company's business. *See* part II. B. above.

C. The Proposal is Excludable Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14a-8(i)(10) permits an issuer to exclude a stockholder proposal from its proxy materials if the issuer "has already substantially implemented the proposal." The purpose of the exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." *See Release No. 34-12598* (July 7, 1976). The Staff has consistently determined that a proposal has been "substantially implemented" when an issuer's particular policies, practices and procedures compare favorably with the guidelines in the proposal. *See Texaco, Inc.* (March 28, 1991) and *Release No. 34-20091* (August 16, 1983).

This standard does not require that an issuer implement each and every aspect of a proposal. Instead, a proposal is considered to be substantially implemented when the issuer has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See Exxon Mobil Corp.* (March 17, 2006) (permitting exclusion of a proposal requesting that Exxon establish policies designed to achieve the long-term goal of making Exxon the recognized leader in low-carbon emissions in both production and products where Exxon had previously issued a report detailing its commitment to emissions reduction); *PPG Industries, Inc.* (January 19, 2004) (permitting exclusion of a proposal requesting that the board issue a policy statement publicly committing to the elimination of animal testing in favor of in vitro alternatives where PPG had publicly issued an animal welfare policy committing PPG to use alternatives to animal testing); *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of the company's social and human rights policy and publication of a report to shareholders on the implementation of the policy where the company had already adopted a human rights policy and annually issued a report on the policy); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of Gap's suppliers where Gap had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders).

The Proposal "encourages" the Company's Board of Directors to phase-in the use of cage-free eggs. The Company already has policies and procedures in place relating to animal well-being, and has already considered the use of cage-free eggs. The Company has an Animal Well-Being Policy.[7] As previously discussed, the Company maintains a Food Safety and Quality Assurance Department, as well as an Animal Well-Being Council with three independent experts in animal behavior and well-being to help establish food selection and supplier policies that are ethically grounded, scientifically verified and economically viable.

Management has specifically considered the use of cage-free eggs with its Food Safety and Quality Assurance Department and its Animal Well-Being Council. At this time, management does not believe sufficient scientific data exists to justify a switch to cage-free eggs. However, the Company recognizes the need for additional research in this area. Accordingly, in January 2010, the Company joined the Coalition of Sustainable Egg Supply[8] (the "Coalition"), a commercial-

[7] The Company's Animal Well-Being Policy states, "We recognize our responsibility to ensure the well being, proper handling and humane harvest of all the animals that provide products for our company. We expect all of our suppliers and employees to treat the animals they work with in a proper manner at all times."

[8] Coalition for Sustainable Egg Supply: www.SustainableEggCoalition.org. Current members include: American Humane Association, British Columbia Egg Marketing Board, Burnbrae Farms Limited, Cargill Kitchen Solutions, Cracker Barrel Country Store, Inc., Daybreak Foods, Inc., DineEquity, Inc., Egg Farmers of Canada, Egg Farmers of Ontario, Flowers Foods, Inc., Fremont Farms of Iowa, Herbruck Poultry Ranch, Inc., Iowa State University, McDonald's USA, Michael Foods, Inc., Michigan State University, Midwest Poultry Services, Novus International, Ohio Egg Marketing Program, Purdue University, Sysco Corporation, United Egg Producers, University of California-Davis, University of Guelph and Advisors: American Veterinary Medical Association, Environmental Defense Fund; and USDA Agricultural Research Service.

scale study of housing alternatives[9] for egg-laying hens in the U.S., including cage-free housing. The Coalition will examine the impact of different laying hen housing environments on animal health and well-being, safe and affordable food, the environment, and worker welfare. When completed, the Coalition's study will assist the Company in making an informed decision on sustainable egg purchases, which is supported by scientific research. Management does not believe it is wise to begin phasing in the use of cage-free eggs unless such a decision is supported by the Coalition's research.

The Company believes the Proposal has been substantially implemented because it has animal well-being policies and procedures in place, it has already considered the specific issue of cage-free eggs, and it is actively participating in a large-scale study of housing systems for laying hens. The Company does not require any additional "encouragement" to consider this issue. As such, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

D. The Proposal is Excludable Under Rule 14a-8(i)(3) Because it Contains Materially False or Misleading Statements

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements when they contain false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (Nov. 28, 2003); *Monsanto Co.* (Nov. 26. 2003); *Sysco Corp.* (Aug. 12, 2003); *Siebel Sys., Inc.* (Apr. 15, 2003). According to the Staff, companies may rely upon Rule 14a-8(i)(3) to exclude or modify a statement "where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading..." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal contains materially false and misleading statements regarding the safety of the eggs currently served in Bob Evans restaurants. As explained below, the Proposal seeks to advance the Proponent's animal rights activist agenda by misleading the Company's stockholders and customers into believing that the eggs currently served in Bob Evans restaurants are unsafe.

[9] The Coalition is evaluating three different housing systems, including cage-free aviary systems, enriched/furnished housing which includes nests and perches, and the current housing environment used by a vast majority of today's U.S. food supply system. Approximately 95% of all eggs produced in the U.S. are produced in caged production systems according to the *United Egg Producers Animal Husbandry Guidelines for U.S. Egg Laying Flocks* (2010 Edition).

The Proponent's supporting statement provides that "Over the last five years, all fifteen studies published comparing Salmonella contamination in cage and cage-free egg operations founder [sic] higher rates of Salmonella in the cage facilities." This statement is inflammatory, false and misleading. None of the studies cited by Proponent concluded that there is a causal relationship between the Salmonella found in the chicken population (whether in a cage or cage-free housing system) and the probability of humans contracting Salmonella illness. The Proponent's wording clearly implies that people who eat "caged eggs" have a higher risk of contracting Salmonella illness.

According to two studies published in 2010 (discussed below), the mere presence of Salmonella in a flock of chickens is not an indication that the hen housing system is unsafe or poses a concern to human health. Put another way, almost all chicken flocks, regardless of the type of housing system used, carry Salmonella. It is the process of collecting and processing the eggs, as well as the age and cleanliness of the facility, that are among the most critical factors impacting whether the Salmonella becomes a food safety issue.

In several places, the Proponent states that hens in "caged" settings pose "food safety" concerns. It is materially false and misleading to characterize housing systems for laying hens as a "food safety" issue. Egg producers in the U.S. are subject to significant government regulation by the U.S. Environmental Protection Agency, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, and their local and state counterparts. Approximately 95% of all eggs produced in the U.S. are from laying hens in conventional housing systems.[10]

Moreover, two studies published in 2010 cast serious doubt on the conclusions cited by Proponent in its supporting statement in reliance on earlier studies published in 2002. The newer 2010 studies provide that no conclusions can be drawn based on the research conducted to date on the superiority of one chicken housing system over another and its impact on the reduction of Salmonella illness as a health concern. The conclusion of one of the 2010 studies states, in part:[11]

> "There is no general consensus demonstrating the superiority of one housing situation over another regarding food safety and egg quality. Further, many variables interact to make decisions regarding the housing situation that much more difficult to attain. Factors such as climate, hen breed, disease status, rodent and insect load, and age of the facility, to name a few, all enter into the equation

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[10] United Egg Producers Animal Husbandry Guidelines for U.S. Egg Laying Flocks (2010 Edition)

[11] *The Impact of Different Housing Systems On Egg Safety and Quality*; P. S. Holt, USDA/ARS Egg Safety and Quality Research Unit; R. H. Davies, Veterinary Laboratories Agency; J. Dewulf, Veterinary Epidemiology, Ghent University; R. K. Gast, USDA/ARS Egg Safety and Quality Research Unit; J. K. Huwe, USDA/ARS Animal Metabolism Research Unit, (2010); at page 143.

> to enhance the complexity of the situation. Much of the most recent information on this topic result from studies conducted in the EU and this information must then be applied to conditions found in the US industry. Although many similarities do exist, the EU and US egg industries differ sufficiently to make such extrapolation difficult and new studies geared more to egg production in the United States are warranted. Ultimate US housing decisions need to be based on sound scientific data and this information currently does not exist. It is incumbent upon the US egg industry, allied industries, and government regulatory agencies to provide the means necessary to ensure the expeditious performance of the needed studies." (*emphasis added.*)

The second 2010 study[12] indicates a similar concern over drawing conclusions based on one of the 2002 studies cited by the Proponent:

> "...the observed influence of the housing type does not necessarily mean that there is a causal relationship between the housing system and the level of Salmonella excretion. On the contrary, it is more likely that the housing system is strongly entangled with several other production characteristics such as the farm and the flock size, the age of the building, previous Salmonella infections on the farm . . . ." (*emphasis added.*)

There is simply no reliable scientific data to support the Proponent's contentions that the eggs currently served in Bob Evans restaurants pose "food safety concerns" and that there is "increased Salmonella risk" related to "cage egg consumption." The Proposal seeks to advance the Proponent's animal rights activist agenda by misleading the Company's stockholders and customers into believing that the eggs currently served in Bob Evans restaurants are unsafe.

The Proponent's supporting statement also provides that "Bob Evans competitors including Denny's, IHOP, Cracker Barrel, Golden Corral, Burger King, Wendy's, Subway, Arby's, Sonic, Quiznos, Carl's Jr., Whataburger and Hardee's have all begun using cage-free eggs." This statement implies that these companies are using cage-free eggs and Bob Evans is behind its competitors on this issue. This is inflammatory and very misleading. The Proponent does not know whether or to what extent any of the companies referenced in its Proposal are actually purchasing cage-free eggs. In fact, the Proponent acknowledged to the Company that it does not audit or otherwise verify the amount of cage-free eggs purchased by restaurant companies who have pledged to do so. This is important given that it is unlikely that a sufficient supply of cage-free eggs exists

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[12] *The Effect Of Different Housing Systems On Salmonella and Antimicrobial Resistance In Laying Hens*, S. Van Hoorebeke (2010).

for these companies to meet their pledges regarding the purchase of cage-free eggs.[13] Moreover, the Company disagrees with the Proponent's assertion that the Company is behind its competitors on animal well-being issues. As previously discussed, the Company maintains an Animal Well-Being Council with outside experts and it was one of the first companies to join the Coalition.

Due to the numerous materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless. The Company contends that the Proposal should be completely excluded pursuant to Rule 14a-8(i)(3) and the Staff should not allow the Proponent to amend the Proposal.

Alternatively, if the Staff does not concur with the Company's contention that the Proposal should be excluded in its entirety under Rule 14a-8(i)(3), the Company respectfully requests the Staff recommends the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

* * *

[13] Approximately 95% of all eggs produced in the U.S. are produced in caged production systems according to the *United Egg Producers Animal Husbandry Guidelines for U.S. Egg Laying Flocks* (2010 Edition).

For these reasons, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(7), Rule 14a-8(i)(5), Rule 14a-8(i)(10) and Rule 14a-8(i)(3), or under any one of these Rules. If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please contact the undersigned at (614) 492-4935 or at mary_garceau@bobevans.com.

Very truly yours,

Bob Evans Farms, Inc.



Mary L. Garceau
Vice President, General Counsel and Secretary

cc: Kristie Middleton
Corporate Outreach Manager
The Humane Society of the United States
2100 L Street, NW
Washington, D.C. 20037
E-Mail: kmiddleton@humanesociety.org



THE HUMANE SOCIETY
OF THE UNITED STATES

March 29, 2011

Mary L. Garceau, Vice President, General Counsel and Corporate Secretary
Bob Evans Farms, Inc.
3776 S. High St.
Columbus, OH 43207

Via UPS and email (mary.garceau@bobevans.com)

Dear Ms. Garceau:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of Bob Evans Farms, Inc. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholder meeting.

Please contact me if you need any further information or have any questions. If Bob Evans Farms will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6413 or kmiddleton@humanesociety.org. Thank you for your assistance.

Very truly yours,

Kristie Middleton

Kristie Middleton
Corporate Outreach Manager

Enclosures: 2011 Shareholder Resolution
Copy of Deutsche Bank letter



2000 Avenue of the Stars, Suite 910-N
Los Angeles, CA 90067

Tel 310 788-6200
Fax 310 788-6222

Toll Free 800-877 2539

March 29, 2011

Mary L. Garceau, Vice President, General Counsel and Corporate Secretary
Bob Evans Farms, Inc.
3776 S. High St.
Columbus, OH 43207

RE: Shareholder Proposal for Inclusion in the 2011 Proxy Materials

Dear Ms. Garceau:

This letter serves as confirmation to verify that The Humane Society of the United States (HSUS) is the beneficial owner of at least $2,000.00 in market value of Bob Evans Farms, Inc. common stock. The HSUS has continuously held at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Eric Smith
Vice President
Risk Officer

RESOLVED, that shareholders encourage the Board of Directors to phase-in the use of "cage-free" eggs for Bob Evans restaurants, so that they represent at least five percent of the company's total egg usage.

Supporting Statement:

Bob Evans competitors including **Denny's**, **IHOP**, **Cracker Barrel**, **Golden Corral**, **Burger King**, **Wendy's**, **Subway**, **Arby's**, **Sonic**, **Quiznos**, **Carl's Jr.**, **Whataburger** and **Hardee's** have all begun using cage-free eggs. However, Bob Evans only uses eggs from hens confined in cages, posing animal welfare, food safety, and public image risks to the company. Each hen laying eggs for Bob Evans has *less space than a standard sheet of paper* on which to live and is completely deprived of the ability to engage in many important natural behaviors, including simply being able to spread her wings.

This is a major social and food industry concern, as evidenced by the following:

- **California** and **Michigan** both passed laws to outlaw confining hens in cages.
- 100% of **Walmart** and **Costco** private brand eggs are cage-free.
- As Cardinal, **Pope Benedict XVI** called the cage confinement of hens a "contradiction" of Biblical principles.
- Numerous independent studies have found that animal welfare is a top social concern for Americans.
- **Unilever** is converting to 100% cage-free eggs, including the 350 million used by **Hellmann's**.
- As a Citigroup report noted, "concerns of animal cruelty" present "headline risks that could tarnish the image of restaurant companies."

Science has demonstrated that cage confinement is detrimental to birds' well-being:

- A scientific panel formed by Johns Hopkins University and the Pew Charitable Trusts—which included a former U.S. Secretary of Agriculture—concluded that hens shouldn't be confined in cages.
- The LayWel Project—the most comprehensive scientific review of hen welfare to date—concluded that "with the exception of" battery cages, all hen housing systems can provide adequate welfare.
- The *Netherlands Journal of Agricultural Science* ranked 22 different hen housing systems and found that, on a zero-to-ten scale of animal welfare, battery cages rank dead last at zero.

Over the last five years, *all fifteen studies* published comparing *Salmonella* contamination in cage and cage-free egg operations founder higher rates of *Salmonella* in the cage facilities. The only two studies ever published comparing risk at the consumer level both tied increased *Salmonella* risk to cage egg consumption. A study published in the *American Journal of Epidemiology* found that people who recently ate eggs from caged hens had twice the odds of being sickened by *Salmonella*, and a study in *Epidemiology and Infection* found nearly five times lower odds of *Salmonella* poisoning in consumers who chose eggs from free-range hens.

With states outlawing the confinement of hens in cages, cage confinement posing food safety concerns, and animal welfare being of great concern to Americans, we believe it is clearly in shareholders' best interest to vote **FOR** this modest resolution, which would simply ***encourage*** the Board to take action on this important social issue.